



DELTA OIL & GAS

Delta Oil & Gas, Inc.
Suite 604 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Douglas N. Bolen
President and Chairman of the Board

April 29, 2013

To our Stockholders:

I am pleased to invite you to attend the 2013 annual meeting of the stockholders of Delta Oil & Gas, Inc., a Colorado corporation, to be held at 10:00 a.m., Central time, June 21, 2013, at the offices of Quarles & Brady LLP, 411 E. Wisconsin Avenue, Milwaukee, WI 53202-4497. Details regarding the annual meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting and proxy statement.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope that you will vote as soon as possible. Please review the instructions on each of your voting options described in the notice of annual meeting and proxy statement.

Thank you for your ongoing support of, and continued interest in, Delta Oil & Gas, Inc.

Sincerely,

/s/ Douglas N. Bolen

Douglas N. Bolen
President and Chairman of the Board

Delta Oil & Gas, Inc.
Suite 604 - 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 21, 2013

The 2013 annual meeting of the stockholders of Delta Oil & Gas, Inc., a Colorado corporation, will be held at the offices of Quarles & Brady LLP, 411 E. Wisconsin Ave., Milwaukee, WI 53202-4497 at 10:00 a.m., Central time, on June 21, 2013, for the following purposes:

1. To elect four directors to serve until the next annual meeting and until their successors have been elected;
2. To ratify the appointment of Excelsis Accounting Group (f/k/a Mark Bailey & Company, Ltd.), as our independent registered public accounting firm for 2013;
3. To hold an advisory vote to approve the compensation of the Company's named executive officers, as disclosed in "Executive Compensation" herein;
4. To hold an advisory vote regarding the frequency of future advisory votes to approve executive compensation; and
5. To transact such other business as may properly come before the annual meeting or any adjournment thereof.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the annual meeting.

The board of directors recommends that stockholders vote:

1. **FOR** each of the board's director nominees;
2. **FOR** ratification of the selection of Excelsis Accounting Group (f/k/a Mark Bailey & Company, Ltd.) as our independent registered public accounting firm;
3. **FOR** approval of the compensation of the Company's named executive officers; and
4. For the holding of future advisory votes to approve executive compensation **EVERY THREE YEARS.**

Only stockholders of record at the close of business on April 25, 2013 will be entitled to vote at the annual meeting or any adjournment or postponement thereof. On or about May 3, 2013, we expect to mail registered stockholders a copy of the proxy statement, annual report and form of proxy, while stockholders holding their shares in "street name" will receive a notice regarding the availability of proxy materials containing instructions on how to access our proxy statement and annual report, as well as vote, online.

You are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting, please promptly vote your proxy online, by telephone or by signing, dating and returning your proxy to us. Your cooperation in voting your proxy promptly will help avoid further solicitation expense.

By order of the Board of Directors

/s/ Douglas N. Bolen

Douglas N. Bolen
President and Chairman of the Board

April 29, 2013
Vancouver, British Columbia

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on June 21, 2013: The Company's proxy statement and annual report on Form 10-K for the year ended December 31, 2012 are available at:
http://www.cstproxy.com/deltaoilandgas/2013. To view this material, your browser must support the PDF file format. If your browser does not support PDF viewing, download and installation instructions are available at the above link.

Table of Contents

Delta Oil & Gas, Inc.

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the board of directors of Delta Oil & Gas, Inc., a Colorado corporation ("we," "us," "our," "Delta Oil" or the "Company"), for use at the 2013 annual meeting of stockholders to be held at 10:00 a.m., Central time, on June 21, 2013, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of annual meeting of stockholders. The annual meeting will be held at the offices of Quarles & Brady LLP, 411 E. Wisconsin Ave., Milwaukee, WI 53202-4497. The telephone number at that location is (414) 277-5000.

Internet Availability of Proxy Materials

These proxy solicitation materials were first mailed on or about May 3, 2013 to all stockholders entitled to vote at the meeting. Pursuant to the rules recently adopted by the Securities and Exchange Commission, we are permitted to provide access to our proxy material over the internet instead of mailing a printed copy of the proxy material to each stockholder. As a result, on or about May 3, 2013, we expect to mail registered stockholders a copy of the proxy statement, annual report and form of proxy, while stockholders holding their shares in "street name" will receive a notice regarding the availability of proxy materials containing instructions on how to access our proxy statement and annual report, as well as vote, online.

How Can Shareholders Request Paper Copies of the Proxy Materials

If you receive a notice regarding the availability of proxy materials, you will not receive a printed copy of the proxy materials unless you request one by following the instructions included in the notice. There is no charge to you for requesting a copy of the proxy materials.

Record Date and Voting Securities

Stockholders of record at the close of business on April 25, 2013 are entitled to notice of and to vote at the meeting. At the record date, 14,693,488 shares of our authorized common stock were issued and outstanding and held of record by 40 stockholders.

Voting

You are entitled to one vote for each share of common stock held by you on the record date.

If a broker, bank or other nominee holds your shares, you will receive instructions from it that you must follow in order to have your shares voted. If your shares are held by a broker, bank, broker-dealer or similar organization, you are the beneficial owner of shares held in "street name." If your shares are held in street name, you must direct the organization holding your shares to vote the shares if you want your shares to be voted in the election of directors (Proposal 1 of this proxy statement), the advisory vote on executive compensation (Proposal 3 of this proxy statement) or the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 4 of this proxy statement). If you beneficially own your shares in street name and you do not indicate how you want your shares voted in the election of directors, either of the advisory votes related to executive compensation or other non-routine matters, your bank or broker may not vote those shares in its discretion and no votes will be cast on your behalf in relation to those proposals. However, your bank or broker will have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal 2 of this proxy statement) in its discretion.

If you hold your shares in your own name as a holder of record, you may instruct the proxy holders how to vote your common stock either by internet, telephone or by signing, dating and mailing the proxy card in the postage paid reply envelope that we have provided. Of course, you may also choose to come to the annual meeting and vote your shares in person. The proxy holders will vote your shares in accordance with those instructions. If you return a proxy without giving specific voting instructions, your shares will be voted as recommended by our board of directors.

If your shares are not registered in your name, then you vote by giving instructions to the firm that holds your shares rather than using any of the methods described above. Please check the voting form of the firm that holds your shares as to what voting procedures are offered.

Revocability of Proxies

You may revoke your proxy at any time before it is voted at the annual meeting. In order to do this, you may either:

- submit another proxy bearing a later date;
- provide written notice of the revocation to Kulwant Sandher, our Secretary, prior to the time we take the vote at the annual meeting; or
- attend the meeting and vote in person.

Presence at the annual meeting by a stockholder who as appointed a proxy does not by itself revoke a proxy.

Required Vote

Proposal 1 – Election of Directors

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a stockholders meeting at which a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a comparatively larger number of votes. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in an election of directors.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Although not required by law to submit the ratification of the independent registered public accounting firm to a vote by stockholders, the board of directors believes it is appropriate, as a matter of policy, to request that the stockholders ratify the appointment of Excelsis Accounting Group (f/k/a Mark Bailey & Company, Ltd.) ("Excelsis Accounting") as our independent registered public accounting firm for 2013. Assuming that a quorum is present at the annual meeting, the selection of Excelsis Accounting will be deemed to have been ratified if approved by the affirmative vote of a majority of the votes cast. If the stockholders should not so ratify, the board of directors will reconsider the appointment.

Proposal 3 – Advisory Vote to Approve Executive Compensation

An affirmative vote of a majority of the votes cast at the annual meeting is required for advisory approval of the compensation of the Company's named executive officers, assuming a quorum is present. Consequently, abstentions and broker non-votes will have no effect on approval of the resolution. Because your vote on this proposal is advisory, it will not be binding on the board or the Company. However, the board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Proposal 4 – Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation

The frequency of future advisory votes to approve executive compensation that receives the greatest number of votes cast in favor of such frequency, whether every year, every two years or every three years, will be the frequency that stockholders are deemed to have approved, assuming a quorum is present. Abstentions and broker non-votes do not constitute a vote for any particular frequency and will have no effect on the outcome of this vote. Because your vote on this proposal is advisory, it will not be binding on the board or the Company. However, the board will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote to approve executive compensation.

Our Voting Recommendations

Our board of directors recommends that you vote:

- **FOR** the election of the four nominees to the board of directors;
- **FOR** the ratification of the appointment of Excelsis Accounting as our independent registered public accounting firm;
- **FOR** approval of the compensation of the Company's named executive officers; and
- For the holding of future advisory votes to approve executive compensation **EVERY THREE YEARS**.

Quorum Requirement

A quorum, which is 33.334% of our outstanding shares of common stock as of the record date, must be present or represented by proxy in order to hold the annual meeting and to conduct business thereat. Your shares will be counted as being present at the annual meeting if you attend the annual meeting in person or if you submit a properly executed proxy by any of the methods offered prior to the meeting.

Stockholder List

The stockholder list as of the record date will be available for examination by any stockholder at our corporate office, Suite 604 - 700 West Pender Street, Vancouver, British Columbia, Canada. V6C 1G8, beginning June 1, 2013, which is at least ten business days prior to the date of the annual meeting and the stockholder list will be available at the annual meeting.

Abstentions and Broker Non-Votes

If you return a proxy card that indicates an abstention from voting on all matters, the shares represented will be counted as present for the purpose of determining a quorum, but they will not be voted on any matter at the annual meeting. Consequently, if you abstain from voting on the proposals presented in this proxy statement, your abstention will have no effect on the outcome of the vote with respect to those proposals.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters, but not on non-routine matters. Thus, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "for" routine matters but expressly instructing that the broker is "not" voting on non-routine matters. Stockholders holding Delta Oil & Gas, Inc. shares in "street name" should review the information provided to them by their nominee (such as a broker or bank). That information will describe the procedures to follow to instruct the nominee how to vote the street name shares and how to revoke previously given instructions. A "broker non-vote" occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Broker non-votes are counted for the purpose of determining the presence or absence of a quorum, but are not counted for determining the number of votes cast for or against a proposal. Your broker will have discretionary authority to vote your shares on Proposal 2 and any other business that properly comes before the meeting, all of which are expected to be routine matters, but not on Proposals 1, 3 or 4.

THE BOARD OF DIRECTORS URGES YOU TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND TO RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE, OR THAT YOU PROMPTLY VOTE YOUR SHARES VIA THE INTERNET OR TELEPHONE, SO THAT A QUORUM CAN BE ASSURED FOR THE ANNUAL MEETING AND YOUR DELTA OIL & GAS, INC. SHARES CAN BE VOTED AS YOU WISH.

Proxy Solicitation Costs

This solicitation of proxies is made by our board of directors and all related costs will be borne by us. None of our directors intends to oppose any action for which stockholder approval is being solicited. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of our directors, officers and regular employees, without additional compensation, personally or by telephone or facsimile.

Voting Results

The preliminary voting results will be announced at the annual meeting. The final voting results will be calculated by our inspector of elections and disclosed in our report on Form 8-K within four business days of the meeting.

Stockholders Sharing the Same Address

Delta Oil & Gas, Inc. has adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission. Under this procedure, we will deliver only one copy of the annual report and proxy statement to multiple stockholders who share the same address, unless we have received contrary instructions from an affected stockholder. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to receive separate proxy cards.

We will deliver, promptly upon written or oral request, a separate copy of the annual report and the proxy statement to any stockholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the annual report or proxy statement, you may write or call Delta Oil & Gas, Inc.'s investor relations department at Suite 604 - 700 West Pender Street, Vancouver, British Columbia, Canada. V6C 1G8, telephone 866-355-3644. Any stockholders of record who share the same address and currently receive multiple copies of Delta Oil & Gas, Inc.'s annual report and proxy statement who wish to receive only one copy of these materials per household in the future, please contact Delta Oil & Gas, Inc.'s investor relations department at the address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker, or other holder of record to request information about householding.

Deadline for Receipt of Stockholder Proposals for 2014 Annual Meeting of Stockholders

As a stockholder, you may be entitled to present proposals for action at an upcoming meeting if you comply with the requirements of the proxy rules established by the Securities and Exchange Commission and our bylaws. Under Rule 14a-8 under the Securities Exchange Act of 1934, our corporate secretary must receive a stockholder proposal no later than January 3, 2014 for the proposal to be considered for inclusion in our proxy materials for the 2014 Annual Meeting of Stockholders. To otherwise bring a proposal or nomination before the 2014 Annual Meeting of Stockholders, you must comply with our bylaws. Currently, our bylaws require written notice to the corporate secretary between January 3, 2014 and February 3, 2014. If we receive your notice before January 3, 2014 or after February 3, 2014, then your proposal or nomination will be untimely. In addition, your proposal or nomination must comply with the procedural provisions and other requirements of our bylaws. If you do not comply with these requirements, your proposal or nomination can be excluded. Should the board of directors nevertheless choose to present your proposal, the named proxy holders will be able to vote on the proposal using their best judgment.

Other Matters

Other than the proposals listed above, our board of directors does not intend to present any other matters to be voted on at the annual meeting. Our board of directors is not currently aware of any other matters that will be presented by others for action at the annual meeting. However, if other matters are properly presented at the annual meeting and you have signed and returned your proxy card, the proxy holders will have discretion to vote your shares on these matters to the extent authorized under the Securities Exchange Act of 1934.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The board of directors currently has four directors; all four seats are to be elected at the annual meeting of stockholders. As previously announced, in April 2013, the board elected Christopher Tate to serve as the fourth director because it believed that adding another director would broaden the expertise of the board and that adding a non-employee director to the board would improve the board's oversight of the Company. Mr. Tate was initially recommended for service on the board by Mr. Paton-Gay, our Chief Executive Officer and a director.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below, all of whom are presently directors of Delta Oil & Gas, Inc. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting of stockholders, the proxies will be voted for any nominee who shall be designated by the present board of directors to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified.

The names of the nominees and certain information about them as of the date of this proxy statement are set forth below:

Name of Nominee	Age	Position	Director Since
Douglas N. Bolen	47	President, Chairman of the Board	2004
Christopher Paton-Gay	53	Chief Executive Officer, Director	2009
Kulwant Sandher	51	Chief Financial Officer, Secretary, Principal Financial Officer, Principal Accounting Officer, Director	2007
Christopher Tate	55	Director	2013

Douglas N. Bolen. Mr. Bolen has served as our Chief Executive Officer and a director since 2004, and currently serves as our Chairman of the Board. Mr. Bolen previously also served as our Chief Executive Officer from 2004 to 2009. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan in 1991 and his Bachelor of Laws from the University of Saskatchewan in 1995. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law. In 2011, Mr. Bolen became a practicing member of the Law Society of British Columbia and is a member in good standing thereof. From 1999 to the present, Mr. Bolen has been providing consulting services to small to medium sized U.S. and Canadian based businesses.

Mr. Bolen brings to Board an extensive knowledge in the areas of contract law, oil and gas law and securities law both in Canada and the United States. These attributes and experience enable Mr. Bolen to assist Board in its oversight of the Company's oil and gas exploration activities and compliance aspects associated with being a public company. These attributes led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of Delta Oil & Gas, Inc.

Christopher Paton-Gay. Mr. Paton-Gay has served as our Chief Executive Officer and a director since 2009. Mr. Paton-Gay served as Chief Executive Officer, director and Chairman of The Stallion Group from July 2006 to December 2010, the date of its dissolution. Mr. Paton-Gay has been active in the oil and gas business in Alberta, Canada and the United States over the past two decades. Over the past twenty years, he has founded and been chairman and president of two private oil and gas companies in addition to sitting on many corporate and public sector governance boards. He has also served as one of the founding Directors of the Explorers and Producers Association of Canada. Mr. Paton-Gay has also served as a director and officer of Turner Valley Oil & Gas Inc. since 2003.

Mr. Paton-Gay brings to the Board a wealth of experience in the oil and gas industry and this experience, coupled with his prior service as a director to numerous private and public companies, is a valued asset to our Board. These attributes led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of Delta Oil & Gas, Inc.

Kulwant Sandher. Mr. Sandher has served as our Chief Financial Officer and a director since 2007. Mr. Sandher is a Chartered Accountant in both England and Canadian jurisdictions. From April 2006 to October 2008, Mr. Sandher acted as Chief Financial Officer and as a member of the board of directors of The Stallion Group. From May 2004 to March 2006, Mr. Sandher served as Chief Operating Officer and Chief Financial Officer of Marketrend Interactive Inc. Mr. Sandher acted as Chief Financial Officer of Serebra Learning Corporation, a public company on the TSX VE, from September 1999 to October 2002.

Mr. Sandher's experience in finance and administration, along with his network of contacts, is a valued asset to the Board as it continues to navigate through the regulatory framework in both the United States and Canada. These attributes led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of Delta Oil & Gas, Inc.

Christopher Tate. Mr. Tate has served as a director since April 2013. Mr. Tate graduated with a Bachelor of Science degree in geology from the Liverpool University in 1978. He received his Masters Degree in Petroleum Geology from Imperial College, London in 1979 and received an MBA from City University, London in 1988. From 2012 to the present, Mr. Tate, through Chris Tate Consulting, has been advising several groups looking to acquire oil and natural gas assets in North America and Africa. From April 2011 to November 2012, Mr. Tate was the European Managing Partner of Aegis Asset Partners, an asset backed financing group headquartered in Dallas, Texas. His responsibilities were focused on developing sources of capital in Europe and for the location of potential investment transactions. From 2007 to 2011, Mr. Tate held the position of Managing Director for International Energy Network Ltd., located in London, England. In that position, he was tasked with the development of new capital sources and coordinating the development of new business including innovative investment structures and limited partnership products.

Mr. Tate's experience in the field of geology, along with his business experiences including in the oil and gas industry, are valued assets to the Board. These attributes led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of Delta Oil & Gas, Inc.

*****

Our directors are elected annually and hold office until the next annual meeting of our stockholders or until their successors are elected and qualified. Officers are elected annually and serve at the discretion of the board of directors. Board vacancies are filled by a majority vote of the board. There are no family relationship between any of our directors, director nominees and executive officers.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE FOUR NOMINEES NAMED ABOVE.

CORPORATE GOVERNANCE

Board of Directors Meetings

Our board of directors held no regular or special meetings during the fiscal year ended December 31, 2012 and met informally on numerous occasions and took action by consent resolutions as necessary. Various matters were approved by unanimous consent resolution, which in each case was signed by each of the members of the board of directors then serving. Our directors are expected, absent exceptional circumstances, to attend, either in person or telephonically, all board meetings and are also expected to attend our annual meeting of stockholders. Because no formal board meetings were held in fiscal 2012, none of our directors attended at least 75% of the meetings of the board of directors.

Audit Committee and Report of Audit Committee

We do not have a separately-designated standing audit committee. During 2012, the entire board of directors performed the functions of an audit committee, but no written charter governs the actions of the board when performing the functions of that would generally be performed by an audit committee. None of the members of the board of directors in 2012 was an "independent" director. The board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board reviews the scope and results of the audit with the independent accountants, reviews with the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent accountant.

For the fiscal year ended December 31, 2012, the board:

- Reviewed and discussed the audited financial statements with management;
- Discussed with our independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards), which includes, among other items, matters related to the conduct of the audit of our financial statements; and
- Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

Based upon the board's review and discussion of the matters above, the board authorized inclusion of the audited financial statements for the year ended December 31, 2012 to be included in the annual report on Form 10-K and filed with the Securities and Exchange Commission.

The board of directors determined that Mr. Sandher qualifies as an "audit committee financial expert," as defined under the rules and regulations of the Securities and Exchange Commission.

The members of the board of directors in 2012 were: Douglas Bolen, Christopher Paton-Gay and Kulwant Sandher.

Compensation Committee

During the fiscal year ended December 31, 2012, we did not have a standing compensation committee. Our board of directors was responsible for the functions that would otherwise be handled by a compensation committee, but no written charter governs the actions of the board when performing the functions of that would generally be performed by a compensation committee. During 2012, each of our directors also served as an executive officer of the Company and each participated in deliberations concerning executive officer compensation during the fiscal year ended December 31, 2012.

Board of Directors' Role in the Oversight of Risk Management

We face a variety of risks, including credit, liquidity, and operational risks. In fulfilling its risk oversight role, our board of directors focuses on the adequacy of our overall management of risk. Our board of directors believes that an effective risk management system will (i) adequately identify the material risks that we face in a timely manner; (ii) implement appropriate risk management strategies that are responsive to our risk profile and specific material risk exposures; and (iii) integrate consideration of risk and risk management into our business decision-making.

The board of directors oversees risk management. Accordingly, the board of directors schedules time for periodic review of risk management, in addition to its other duties. In this role, the board of directors receives reports from certified public accountants, outside legal counsel, and other advisors, and strives to generate serious and thoughtful attention to our risk management process and system, the nature of the material risks we face, and the adequacy of our policies and procedures designed to respond to and mitigate these risks.

In addition, our board of directors and management promote a corporate culture that understands risk management and incorporates it into our overall corporate strategy and day-to-day business operations. Our risk management structure also includes an ongoing effort to assess and analyze the most likely areas of future risk for us. As a result, the board of directors periodically discuss the most likely sources of material future risks and how we are addressing any significant potential vulnerability.

Board Leadership Structure

Our board of directors does not have a formal policy on whether or not the roles of Chief Executive Officer and Chairman of the Board should be separate and, if they are to be separate, whether the Chairman of the Board should be a non-employee director or be an employee. Our board of directors believes that it should be free to make a choice from time to time in any manner that is in the best interests of us and our stockholders. Douglas Bolen, our President, currently serves as Chairman of the Board.

Policy for Director Nominations

Our board of directors does not maintain a nominating committee. As a result, no written charter governs the director nomination process. We believe that the size of the company and the size of the board, at this time, do not require us to maintain a separate nominating committee.

Our directors annually review all director performance and make recommendations to the board for future nominations. When evaluating director nominees, our directors consider the following factors:

- The appropriate size of our board of directors;
- Our needs with respect to the particular talents and experience of our directors;
- The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;
- Experience in political affairs;
- Experience with accounting rules and practices; and
- The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

Our goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing considerations, there are no stated minimum criteria for director nominees, although the board may also consider such other factors as it may deem are in our best interests. In addition, the board identifies nominees by first evaluating the current members of the board willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the board of directors does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board of directors are polled for suggestions as to individuals meeting the criteria described above. The board may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

Our board of directors will also consider candidates for board membership suggested by our stockholders. It is the policy for our board of directors to consider recommendations for candidates to the board of directors from any stockholder of record in accordance with our bylaws. A director candidate recommended by our stockholders will be considered in the same manner as a nominee recommended by a board member, management or other sources. In addition, a stockholder may nominate a person directly for election to the board of directors at an annual meeting of stockholders, provided the stockholder meets the requirements set forth in our bylaws.

While the board does not have a formal diversity policy, it is the Company's and the board's policy to identify potential candidates without regard to any candidate's race, color, disability, gender, national origin, religion or creed, and the Company seeks to ensure the fair representation of stockholder interests on the board through the criteria set forth above. The board believes that the use of the general criteria set forth above, along with non-discriminatory policies, will best result in a board that shows diversity in many respects. The board believes that it currently maintains that diversity.

Stockholder Recommendations for Director Nominations. Stockholder recommendations for director nominations may be submitted to the Company at the following address: Delta Oil & Gas, Inc., Attention: Corporate Secretary, Suite 604 - 700 West Pender Street, Vancouver, British Columbia, Canada. V6C 1G8. Such recommendations will be forwarded to the board of directors for consideration, provided that they are accompanied by sufficient information to permit the board of directors to evaluate the qualifications and experience of the nominees, and provided that they are in time for the board of directors to do an adequate evaluation of the candidate before the annual meeting of stockholders. The submission must be accomplished by a written consent of the individual to stand for election if nominated by the board of directors and to serve if elected and to cooperate with a background check. In addition, shareholders may formally nominate candidates for the board by following the procedures and requirements set forth in our bylaws, which are described below.

Stockholder Nominations of Directors. The bylaws of the Company provide that in order for a stockholder to nominate a director at an annual meeting, the stockholder must give timely, written notice to the secretary of the Company and such notice must be received at the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the first annual anniversary of the date set forth in the Company's proxy statement for the immediately preceding annual meeting as the date on which the Company first mailed definitive proxy materials for the immediately preceding annual meeting. However, if the date for which the annual meeting is called is advanced by more than 30 days or delayed by more than 30 days from the first annual anniversary of the immediately preceding annual meeting, then notice by the stockholder to be timely must be received by the Secretary not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the later of (A) the 90th day prior to the date of such annual meeting or (B) the 10th day following the day on which public announcement of the date of such annual meeting is first made.

The nominating stockholder's notice shall be signed by the stockholder of record who intends to make the nomination and by the beneficial owner or owners, if any, on whose behalf the stockholder is acting, shall bear the date of signature of such nominating stockholder and any such beneficial owner and shall set forth: (1) the name and address (as they appear on the Company's books) of such stockholder and any such beneficial owner; (2) Share Information (as defined on our bylaws) relating to each such stockholder and beneficial owner (which Share Information shall be supplemented by such stockholder and any such beneficial owner not later than ten days after the meeting record date to disclose such Share Information as of the meeting record date); (3) a representation that such stockholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination; (4) any other information relating to such stockholder and any such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

In addition, the nominating stockholder's notice shall also provide the following: (1) the name and residence address of the person or persons to be nominated, (2) a description of all agreements, arrangements or understandings between such stockholder and any such beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such stockholder and any such beneficial owner, including without limitation any agreement, arrangement or understanding with any person as to how such nominee, if elected as a director of the Company, will act or vote on any issue or question, (3) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years and any other material relationships, between or among such stockholder and any such beneficial owner and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K, if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant, (4) such other information regarding each nominee proposed by such stockholder and any such beneficial owner as would be required to be disclosed in contested solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Exchange Act and (5) the written consent of each nominee to be named in a proxy statement and to serve as a director of the Company if so elected.

Director Independence

Our board of directors undertook its annual review of the independence of the directors and considered whether any director had a material relationship with us or our management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review and considering the various relationships, the board of directors affirmatively determined that Mr. Tate is an "independent director" and that each of Messrs. Bolen, Paton-Gay and Sandher, because of their service as officers of the Company, are not "independent directors" as such term is used under the rules and regulations of the Securities and Exchange Commission.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the board of directors by writing to us at Delta Oil & Gas, Inc., Attention: Corporate Secretary, Suite 604 - 700 West Pender Street, Vancouver, British Columbia, Canada. V6C 1G8. Stockholders who would like their submission directed to a particular member of the board of directors may so specify and the communication will be forwarded as appropriate.

Code of Ethics and Conduct

Our board of directors has adopted a Code of Ethics and Conduct that is applicable to all of our employees, officers and directors. Our Code of Ethics and Conduct is intended to ensure that our employees act in accordance with the highest ethical standards. The Code of Ethics and Conduct was filed as an exhibit to our annual report on Form 10-KSB for the fiscal year ended December 31, 2003.

Director Compensation for Year Ended December 31, 2012

Each of our directors who served during 2012 also served as an executive officer of the Company. During 2012, our directors did not receive additional compensation for serving on the board of directors. In 2012, our board of directors was comprised of Messrs. Bolen, Paton-Gay and Sandher. The compensation arrangements for Messrs. Bolen, Paton-Gay, and Sandher are discussed under "Executive Compensation" in this Proxy Statement. The consulting arrangements involving Messrs. Bolen, Paton-Gay and Sandher will remain in effect in 2013. Mr. Tate was elected to the board effective as of April 25, 2013. Mr. Tate will receive reimbursement for all reasonable out-of-pocket expenses incurred in connection with his duties as a director, and he is eligible to receive stock-based compensation awards.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our board of directors has appointed Excelsis Accounting as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2013 and recommends that stockholders vote for ratification of such appointment. Although we are not required to seek stockholder approval of this appointment, the board of directors believes it to be sound corporate governance to do so. Notwithstanding the selection by the board of Excelsis Accounting, the board of directors may direct the appointment of a new independent registered public accounting firm at any time during the year if the board of directors determines that such a change would be in our best interest and in that of our stockholders. If the appointment is not ratified, the board of directors will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of Excelsis Accounting are not expected to attend the annual meeting.

Principal Accounting Fees and Services

The following table is a summary of the fees billed to us by Excelsis Accounting for professional services for the fiscal years ended December 31, 2012 and 2011:

	Fiscal 2012 Fees	Fiscal 2011 Fees
Fee Category		
Audit Fees	$30,000	$30,000
Audit-Related Fees	-	-
Tax Fees	$9,000	-
All Other Fees	-	-
Total Fees	$39,000	$30,000

Audit Fees. Consists of fees billed for professional services rendered for the audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by our independent registered public accounting firms in connection with statutory and regulatory filings or engagements.

Tax Fees. Consists of fees billed for professional services rendered for tax return preparation and tax consultation.

During fiscal 2012 and 2011, our independent registered public accounting firm did not bill us for any audit-related fees or other fees. All fees billed to us by our independent registered public accounting firm during fiscal 2012 and 2011 consisted exclusively of audit fees and tax fees, which are disclosed in the table above.

Our practice is to consider and approve in advance all proposed audit and non-audit services to be provided by our independent registered public accounting firm.

The audit report of Excelsis Accounting on the consolidated financial statements of the Company for the year ended December 31, 2012 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2012 and December 31, 2011 contained an uncertainty about the Company's ability to continue as a going concern.

During our fiscal years ended December 31, 2012 and 2011, there were no disagreements with Excelsis Accounting on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Excelsis Accounting's satisfaction would have caused it to make reference to the subject matter of such disagreements in connection with its reports on the consolidated financial statements for such periods.

During our fiscal years ended December 31, 2012 and 2011, there were no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF EXCELSIS ACCOUNTING AS THE INDEPENDENT REGISTERED ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2013.

EXECUTIVE OFFICERS OF THE COMPANY

The following table lists the executive officers of the Company as of April 25, 2013.

Name of Nominee	Age	Position	Executive Officer Since
Douglas N. Bolen	47	President	2004
Christopher Paton-Gay	53	Chief Executive Officer	2009
Kulwant Sandher	51	Chief Financial Officer, Secretary, Principal Financial Officer, Principal Accounting Officer	2007

Each of our executive officers also serves as a director of the Company. See "Election of Directors – Nominees" above for more information about these individuals.

EXECUTIVE COMPENSATION

Summary Compensation Table
For the years ended December 31, 2012 and 2011

The following table presents information concerning the total compensation of our Chief Executive Officer, Chief Financial Officer and the other most highly compensated executive officers during 2012 (the "Named Executive Officers") for services rendered to the Company in all capacities for the years ended December 31, 2012 and 2011.

Name (a)	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Christopher Paton-Gay	2012	90,063	0	14,000	27,716	-	131,779
CEO	2011	91,727	14,653	14,000	32,533	-	152,913
Kulwant Sandher	2012	90,063	0	14,000	27,716	-	131,779
CFO, Secretary, Treasurer	2011	91,727	14,653	14,000	32,533	-	152,913
Douglas N. Bolen	2012	90,063	0	14,000	27,716	-	131,779
President	2011	91,727	14,653	14,000	32,533	-	152,913

(1) The amounts in the table reflect the grant date fair value of options and stock awards to the named executive officer in accordance with Accounting Standards Codification Topic 718. The ultimate values of the options and stock awards to the executives generally will depend on the future market price of Delta's common stock, which cannot be forecasted with reasonable accuracy. The actual value, if any, that an optionee will realize upon exercise of an option will depend on the excess of the market value of the common stock over the exercise price on the date the option is exercised.

Compensation Components.

Base Salary. At this time, we compensate our Named Executive Officers through consulting agreements with, and by the indirect payment of salaries to, companies controlled by our Named Executive Officers.

We did not directly compensate our Named Executive Officers during the fiscal years ended December 31, 2012 and 2011. Each of Messrs. Paton-Gay, Sandher and Bolen received remuneration for services rendered during the fiscal years ended December 31, 2012 and 2011 indirectly through compensation paid to a company under his exclusive control. Each of Messrs. Paton-Gay, Sandher and Bolen is the sole shareholder, officer, and director of CPG Consulting Ltd. ("CPG"), Warwick Management Services ("WMS") and Last Mountain Management Ltd. ("LMM"), respectively, which are parties to the Consulting Agreements discussed below under *"Consulting Agreements."*

Bonuses. During 2012, no bonuses were awarded.

Stock Award. During 2012, each of our Named Executive Officers received 100,000 shares of restricted stock in accordance with the terms of the Consulting Agreements discussed below under *"Consulting Agreements."* Subsequently, in 2013, each of our Named Executive Officers again received 100,000 shares of restricted stock.

Stock Options. Stock option awards are determined by the board of directors based on numerous factors, some of which include responsibilities incumbent with the role of each executive to the Company and tenure with the Company. We granted a total of 600,000 stock options to our Named Executive Officers during 2012, which equated to a grant of 200,000 stock options to each of our Named Executive Officers during 2012. Subsequently, in 2013, we granted a total of 400,000 stock options to our Named Executive Officers as follows: 200,000 stock options to Mr. Paton- Gay and 100,000 stock options to each of Messrs. Sandher and Bolen.

At no time during the last fiscal year was any outstanding option re-priced or otherwise modified. There was no tandem feature, reload feature, or tax-reimbursement feature associated with any of the stock options we granted to our executive officers or otherwise.

Other. At this time, we have no profit sharing plan in place.

Consulting Agreements.

On March 8, 2010 (the "Effective Date"), we entered into separate Amended and Restated Consulting Agreements with each of CPG, WMS and LMM (collectively, the "Consulting Agreements"). Each of the Consulting Agreements is materially the same. The Consulting Agreements superseded and replaced all prior compensatory agreements, understandings and commitments that previously existed between the Company and members of its management. Christopher Paton-Gay, our Chief Executive Officer and director, is the sole shareholder, officer, and director of CPG. Kulwant Sandher, our Chief Financial Officer and director, is the sole shareholder, officer, and director of WMS. Douglas Bolen, our President and Chairman of the Board, is the sole shareholder, officer, and director of LMM.

Pursuant to the terms of the Consulting Agreements, CPG was retained to serve as the our Chief Executive Officer, WMS was retained to serve as the our Chief Financial Officer and LMM was retained to serve as the our President. As compensation for such services, CPG, WMS and LMM each receive an annual fee of $90,000 Canadian Dollars per year plus applicable taxes, payable monthly in advance on the first of each calendar month. In addition, each of CPG, WMS and LMM is entitled to receive 100,000 shares of our common stock on an annual basis, the standard benefits enjoyed by our other top executives, and reimbursement for reasonable travel, lodging, entertainment, promotion and other ordinary and necessary business expenses. The Consulting Agreements are for an initial term of two years and will automatically be extended for an additional one-year period on each anniversary of the Effective Date (restoring the initial two-year term), unless terminated pursuant to the terms of the Consulting Agreements.

If the Consulting Agreements are terminated by us for a reason other than Cause, Death, or Disability (as defined in the Consulting Agreements) or by the consultant for Good Reason, the consultant will receive:

- Any earned but unpaid annual base compensation;
- Any earned but unissued stock awards;
- Any owed expense reimbursement payments owed to consultant for expenses incurred prior to termination;
- Any earned but unpaid annual bonus payments relating to the prior calendar year; and
- A lump-sum payment equal to 150% of consultant's annual base compensation, including all stock awards that would have been earned during the 18 months immediately following termination.

If the Consulting Agreements are terminated by us for Cause, by the consultant without Good Reason, or on account of the consultant's death or disability, our sole obligation will be to pay any accrued obligations.

"Cause" is defined as a termination by the Company based upon consultant's:

- Persistent failure to perform duties consistent with a commercially reasonable standard of care (other than due to a physical or mental impairment or due to an action or inaction directed by the Company that would otherwise constitute Good Reason);
- Willful neglect of duties (other than due to a physical or mental impairment or due to an action or inaction directed by the Company that would otherwise constitute Good Reason);
- Conviction of, or pleading *nolo contendere* to, criminal or other illegal activities involving dishonesty;
- Material breach of the Consulting Agreement; or
- Failure to materially cooperate with or impeding an investigation authorized by the Board.

"Good Reason" is defined as a termination by the consultant based upon the occurrence of any of the following:

- A material diminution in consultant's position or title, or the assignment of duties to consultant that are materially inconsistent with consultant's position or title;
- A material diminution in consultant's annual base compensation or bonus opportunity;

- Within six months immediately preceding or within two years immediately following a Change in Control: (1) a material adverse change in consultant's status, authority, or responsibility; (2) a requirement that consultant report to a corporate officer or consultant instead of directly to the Board; (3) a material diminution in the budget over which consultant has managing authority; or (4) a material change in the geographic location of consultant's principal place of service with the Company; or
- A material breach by the Company of any of its obligations under the Consulting Agreement.

Payments, distributions, or benefits payable upon consultant's separation of service, and that would be classified as deferred compensation, may be delayed for six months. Also, any payments that would ordinarily constitute a "parachute payment" will be reduced to one dollar less than required to be considered "parachute payments" under Section 280G of the Internal Revenue Code. In addition, in the event of any stock splits, reverse stock splits, stock dividends, or other changes in the Company's capital, the number of shares of common stock issued to the consultants under the Consulting Agreements will be adjusted proportionately.

The Consulting Agreements also provide consultants with the option to sell and have the Company purchase any shares of Company stock held by, or due to Consultant by the Company on the Date of Termination (as defined in the Consulting Agreements). The closing for the sale and purchase shall take place 30 days following the Date of Termination (the "Purchase Date"). The purchase price shall be paid in cash and the purchase price per share shall be determined by the board in good faith based upon the average closing price per share on the ten business days preceding the Purchase Date.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				
Name (a)	**Number of Securities Underlying Unexercised Options (#) Exercisable (b)**	**Number of Securities Underlying Unexercised Options (#) Unexercisable (c)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)**	**Option Exercise Price ($) (e)**	**Option Expiration Date (f)**
Christopher Paton-Gay	200,000	-	-	$0.135	01/18/2016
CEO	200,000	-	-	$0.13	03/20/2017
Kulwant Sandher	200,000	-	-	$0.135	01/18/2016
CFO, Secretary, Treasurer	200,000	-	-	$0.13	03/20/2017
Douglas N. Bolen	200,000	-	-	$0.135	01/18/2016
President	200,000	-	-	$0.13	03/20/2017

In addition to the above options, subsequent to the end of fiscal 2012, Mr. Paton-Gay received 200,000 options at a strike price of $0.085 that have an option expiration date of February 5, 2018, and Messrs. Sandher and Bolen each received 100,000 options at a strike price of $0.085 that have an option expiration date of February 5, 2018. All of these option vested immediately.

Stock Option Plans

Our board of directors adopted the 2013 Incentive Compensation Plan (the "2013 Incentive Compensation Plan") effective March 1, 2013. Our board of directors also adopted the 2010 Incentive Compensation Plan (the "2010 Incentive Compensation Plan," and together with the 2013 Incentive Compensation Plan, the "Incentive Compensation Plans") on March 8, 2010. Neither the 2013 Incentive Compensation Plan nor the 2010 Incentive Compensation Plan has been approved by stockholders. Grants of 1,000,000 options were made under the 2010 Incentive Compensation Plan during fiscal 2012, including grants of 600,000 to our executive officers. Subsequent to the end of fiscal 2012, all 2,000,000 of the shares reserved for issuance under the 2010 Incentive Compensation Plan had been issued and no shares remain available under that plan. Going forward, equity awards will be made under the 2013 Incentive Compensation Plan.

The Incentive Compensation Plans authorize us to grant awards in the form of shares of common stock, including unrestricted shares of common stock; options to purchase shares of common stock; stock appreciation rights or similar rights with a fixed or variable price related to the fair market value of the shares of common stock and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions; any other security with the value derived from the value of the shares of common stock, such as restricted stock and restricted stock units; deferred stock units; dividend equivalent rights; or any combination of the foregoing. Our board of directors administers the Incentive Compensation Plans.

The Plans allow for the grant of incentive stock options, non-qualified stock options and restricted stock awards. The exercise price of any option shall be determined at the time the option is granted by the board of directors. However, the exercise price may generally not be less than 100 percent of the fair market value of the shares of common stock on the date of the grant. Each option expires on the date determined by the board of directors, but not later than ten years after the grant date. The board of directors may determine in its discretion whether any option shall be subject to vesting and the terms and conditions of any such vesting. The Incentive Compensation Plans also provide for the immediate vesting of options, and authorize the board of directors to cancel outstanding options or to make adjustments to the transfer restrictions on those options in the event of certain changes in corporate control of the company. Awards, including options, made under the Incentive Compensation Plans are not assignable and also subject to any restrictions and conditions imposed by the board of directors.

We also previously maintained the 2005 Stock Incentive Plan, which provided for the grant of stock options to our employees, officers, directors and consultants. As of December 31, 2012, all of the shares reserved for issuance under the 2005 Stock Incentive Plan had been issued and expired; therefore, no grants under that plan remain outstanding.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our compensation plans under which shares of common stock may be issued upon the exercise of options as of December 31, 2012.

Equity Compensation Plan as of December 31, 2012

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average Exercise price of outstanding options, warrants and right**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))**
Equity compensation plans approved by security holders			
	600,000	$0.135	-
Equity compensation plans not	600,000	$0.13	-
approved by security holders (1)	400,000	$0.08	400,000
Total	1,600,000	$0.119	400,000

(1) All awards represented in this table were made under the 2010 Incentive Compensation Plan.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), smaller reporting companies such as Delta Oil & Gas are required to hold an advisory vote of their stockholders at least once every three years to approve the compensation of named executive officers, as disclosed in the company's proxy statement pursuant to the compensation disclosure rules of the SEC; Delta Oil & Gas discloses those items in "Executive Compensation" herein. See also "Proposal 4: Advisory Vote on Future Frequency of Advisory Votes to Approve Executive Compensation" below regarding a separate vote on how frequently such advisory votes will be held in the future.

Accordingly, the following resolution will be submitted to our stockholders for approval at the annual meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the compensation tables, is hereby approved."

As an advisory vote, this proposal is not binding on the Company. However, the board, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by our stockholders, and will consider the outcome of the vote when making future compensation decisions on the Company's executive compensation programs.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE COMPENSATION OF THE COMPANY'S EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION

As a result of the Dodd-Frank Act, smaller reporting companies are required to hold an initial advisory stockholder vote to determine the frequency of future advisory votes to approve executive compensation, as well as periodic subsequent votes to confirm that frequency. Advisory votes to approve executive compensation may be held every one, two or three years under the Dodd-Frank Act. The board is recommending an advisory vote every three years.

Similar to the vote on executive compensation, this proposal is also an advisory vote and is not binding on the Company. However, the Company values the opinions expressed by our stockholders, and will consider the outcome of the votes both on executive compensation itself and on the frequency of votes when making future decisions on the frequency of such advisory votes. The Company will disclose the frequency of future votes when finalized, which will be determined shortly after the annual meeting and within the period prescribed by the SEC.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE HOLDING OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY THREE YEARS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of April 25, 2013, the number and percentage of outstanding shares of common stock beneficially owned by (a) each person known by us to beneficially own more than five percent of such stock, (b) each director of the Company, (c) each named executive officer of the Company, and (d) all our directors and executive officers as a group. We have no other class of capital stock outstanding.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)(3)	Percent of Class
Directors and Executive Officers:		
Douglas N. Bolen	1,886,000	12.]%
Christopher Paton-Gay	1,943,932	12.7%
Kulwant Sandher	1,734,176	11.4%
Christopher Tate (4)	0	0%
All current directors and executive officers as a group (4 persons)	5,564,108	34.1%
Other More Than 5% Beneficial Owners:		
None		

---

(1) Unless otherwise provided, the address of each person is c/o Suite 604 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

(2) Except as otherwise indicated, all shares shown in the table are owned with sole voting and investment power.

(3) Includes the following shares that may be acquired by the exercise of options at or within 60 days of April 25, 2013: Mr. Bolen – 500,000; Mr. Paton-Gay – 600,000; Mr. Sandher – 500,000; and all directors and executive officers as a group – 1,600,000.

(4) Mr. Tate became a director of the Company as of April 25, 2013.

The above beneficial ownership information is based on information furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this proxy statement; accordingly, it includes shares of our common stock issuable upon the exercise of stock options that are exercisable at or within 60 days of April 25, 2013. Such information is not necessarily to be construed as an admission of beneficial ownership for other purposes.

Transactions with Related Persons

Certain Relationships and Related Person Transactions

Other than the Consulting Agreements with each of Messrs. Bolen, Paton-Gay and Sandher, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction involving the Company since the beginning of our 2012 fiscal year or in any presently proposed transaction involving the Company which, in either case, has or will materially affect us. See "Executive Compensation – Consulting Agreements" above for information regarding the Consulting Agreements.

Section 16(a) Beneficial Ownership Reporting and Compliance

Section 16(a) of the Securities Act of 1934, as amended, requires our executive officers and directors, and persons who own more than ten percent (10%) of our common stock, to file with the Securities and Exchange Commission reports of ownership of, and transactions in, our securities and to provide us with copies of those filings. To our knowledge, based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during the year ended December 31, 2012, all filing requirements applicable to our officers, directors and greater than ten percent beneficial owners during 2012 were complied with, with the following exceptions: Messrs. Bolen, Paton-Gay and Sandher each failed to file a Form 4 reporting one transactions on a timely basis.

Other Matters

The board of directors is not aware of any other matters to be presented for action at the annual meeting. However, if any other matter is properly presented at the annual meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the board of directors may recommend.

STOCKHOLDER PROPOSALS

Proposals that stockholders intend to present at the 2014 annual meeting must be received at the Company's principal executive offices by the deadlines, and must follow the procedures and requirements, discussed elsewhere in this proxy statement. See "Information Concerning Solicitation and Voting – Deadline for Receipt of Stockholder Proposals for 2014 Annual Meeting of Stockholders" and "Corporate Governance – Stockholder Nominations of Directors" above.

ANNUAL REPORT

This proxy statement is accompanied by a copy of our annual report for the fiscal year ended December 31, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Douglas N. Bolen

Douglas N. Bolen
President and Chairman of the Board

April 29, 2013
Vancouver, British Columbia

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Amendment No. ___)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _______.

Commission file number: **000-52001**

Delta Oil & Gas, Inc.

(Exact name of registrant as specified in its charter)

Colorado	**91-210350**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 604 - 700 West Pender Street, Vancouver, British Columbia Canada, V6C 1G8
(Address of principal executive offices) (Zip Code)

Registrant's telephone, including area code: **(866) 355-3644**

Securities registered under Section 12(b) of the Exchange Act: None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.001 par value	**Not Applicable**
(Title of class)	(Name of each exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2012, the last trading day of the Company's second fiscal quarter, the aggregate market value of the Company's common equity held by non-affiliates computed by reference to the closing price of $0.12 was: $1,287,526.

The number of shares of our common stock outstanding as of March 4, 2013 was: 14,693,488.

Documents Incorporated by Reference

Certain sections of the registrant's definitive proxy statement relating to its 2013 annual stockholders' meeting to be held on June 21, 2013, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORM 10-K
DELTA OIL & GAS, INC.
DECEMBER 31, 2012



DELTA OIL & GAS

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," and other variations of these words or comparable words. In addition, any statements that refer to expectations, projections or other characterizations of events, circumstances or trends and that do not relate to historical matters are forward-looking statements. These forward-looking statements are based largely on our expectations or forecasts of future events, can be affected by inaccurate assumptions, and are subject to various business risks and known and unknown uncertainties, a number of which are beyond our control. Therefore, actual results could differ materially from the forward-looking statements contained in this document, and readers are cautioned not to place undue reliance on such forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Important factors that may cause the actual results to differ from the forward-looking statements, projections or other expectations include, but are not limited to, the following:

- risk that we will not be able to remediate identified material weaknesses in our internal control over financial reporting;
- changes in our business strategy;
- the uncertainty of reserve estimates and timing of development expenditures;
- access and availability of materials, equipment, supplies, labor and supervision, power and water;
- results of current and future exploration activities;
- results of pending and future feasibility studies;
- accidents and labor disputes;
- disappointing results from our exploration or development efforts;
- failure to meet our revenue or profit goals or operating budget;
- decline in demand for our common stock;
- changes in general market conditions;
- investor perception of our industry or our prospects;
- technological changes in the oil and gas exploration industry, including technological innovations by competitors or in competing technologies;

- the proximity of natural gas production to natural gas pipelines;
- the availability of pipeline capacity;
- the demand for oil and natural gas by utilities and other end users;
- the availability of alternate fuel sources;
- the effect of inclement weather, such as hurricanes;
- changes in oil and gas exploration, processing and overhead costs;
- unexpected changes in business and economic conditions;
- changes in interest rates and currency exchange rates;
- commodity price fluctuations, including changes in the worldwide price for oil and gas;
- state and federal regulation of oil and natural gas marketing;
- federal regulation of natural gas sold or transported in interstate commerce; and
- local and community impacts and issues.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we do not undertake to update or revise any of the forward-looking statements to conform these statements to actual results, whether as a result of new information, future events or otherwise.

As used in this annual report, "Delta Oil & Gas," "Delta", the "Company," "we," "us," or "our" refer to Delta Oil & Gas, Inc., unless otherwise indicated.

If you are not familiar with the oil and gas terms used in this report, please refer to the definitions of these terms under the caption "Glossary" at the end of Item 15 of this report.

PART I

ITEM 1. BUSINESS.

Business of Delta Oil & Gas

We were incorporated under the laws of the State of Colorado on January 9, 2001 under the name Delta Oil & Gas, Inc.

We are engaged in the acquisition, development and production of oil and natural gas properties in North America. We seek to acquire and develop properties with undeveloped reserves that are economically attractive to us. We will employ expertise in geological and geophysical areas to mitigate, as reasonably possible, the inherent risk of oil and gas exploration. We seek to create value and reduce risks through the acquisition and development of property interests in areas that have:

- Significant undeveloped reserves;
- Close proximity to developed markets for oil and natural gas; and
- Existing infrastructure or the ability to install our own infrastructure of oil and natural gas pipelines and production platforms.

During the first and second quarters of 2010, management engaged in a detailed strategic review of all of our development lands, exploratory lands and working interest partners held at that time. The outcome of these reviews lead to an internal declaration of core and non-core properties. Those properties within the "Core" grouping were to receive priority focus for development and expansion and those in the "non-core" grouping were to be considered as low priority for development and considered for divestment should offers fall within range of what management believes are their true values.

Historically, we have taken small working interest positions in multiple and diverse projects. Under our current Core / Non-core strategy, we generally focus on larger working interest relationships in substantive project areas and move to strategically explore and develop those projects. We believe that this core strategy will enable us to develop Delta Oil & Gas to the next level in its growth towards becoming a significant oil and natural gas producing entity.

Our current focus is on the exploration of our Core land portfolio comprised of working interests in acreage in Eastern Texas, King City, California and the Lonestar Prospect (described below).

Our producing interests in South Central Oklahoma contribute strong cash flow, but because our working interests fall below management's threshold for participating working interest percentages and with little or no opportunity to increase these percentages, this portfolio of lands has been designated as non-core.

CORE PROPERTIES

Texas Prospect

On July 15, 2009, we entered into an assignment agreement with Mr. Barry Lasker (the "Assignor") and were assigned all of Assignor's rights and obligations under two oil, gas and liquid hydrocarbon lease agreements, each dated March 26, 2009 (the "Leases") covering an aggregate area of approximately 243 acres in Newton County, Texas (the "Texas Prospect"). These Leases provide us with the ability to drill up to 3 exploration wells.

Following our disposition of a 60% interest in the Leases to Hillcrest Resources Ltd. ("Hillcrest") in December 2009, we are responsible for 40% of all costs allocated to the Leases, drilling and completion of up to 3 exploration wells. We have drilled and completed the first two exploration holes. Once the 3 exploration wells are drilled, completed and production commences, if at all, we will receive a percentage distribution of net revenue, after deduction of all applicable expenses and royalties of approximately 24%, according to the following table:

	Net Revenue Distribution	
	Before Payout	After Payout
Well #1	**36%**	**20%**
Well #2	36%	24%
Well #3	**36%**	**24%**

Under the terms of the Leases, we have the ability to participate in additional wells drilled in the Texas Prospect. In the event that we elect to participate, we will negotiate with Hillcrest our respective levels of participation in additional wells. Our percentage of the costs and net revenue distribution, both before and after payout, associated with each additional well will be proportional to our level of participation.

We paid our proportionate share of the drilling and completion costs during the quarter ended June 30, 2010. On June 4, 2010, the first well (the "Donner #1") was successfully drilled and encountered hydrocarbons. The well was completed and the well went into production during the quarter ended September 30, 2010. On August 4, 2011, we successfully drilled and completed the second well (the "Donner #2"). The following represents the revenue from the drilling program:

Well Name	Year ended Dec 31, 2012	Year ended Dec 31, 2011
Donner #1	**$ 245,496**	**$ 353,325**
Donner #2	$ 73,990	$ 68,303

The decrease in revenue was caused by Donner #1being in production for 12 months of fiscal 2012 at a reduced Net Revenue Distribution as described above when compared to 2011. The reduction in revenue for Donner #1 was due to a reduction in the Net Revenue Distribution from 36% to 20% resulting from the well reaching Payout. Payout refers to the return of our initial investment in the well and the costs of operating the well until Payout has been achieved.

The increase in revenue for Donner #2 was caused by the conversion of the well from oil to natural gas when compared to fiscal 2011. The well has not achieved Payout and hence the Net Revenue Distribution will remain at 36%.

King City, California

On May 25, 2009, we entered into a farm-out agreement with Sunset Exploration ("Sunset"), a California corporation, to participate in the drilling and exploration of lands located in Monterey County, California. The prospect area where the drilling and exploration will take place is comprised of approximately 10,000 acres. We are obligated to pay 66.67% of the costs of the initial test well up to casing point, in order to earn a 40.0% working interest. Thereafter, we will be obligated to pay 40.0% of the costs of any future wells in which we elect to participate in order to earn a 40.0% working interest. We paid Sunset $100,000 as an advance towards the permitting and processing of lands and the costs of a gravity survey and a 2D seismic program. We completed a gravity survey and 2D seismic program in 2010 and extensively reviewed the data provided from the program. We were encouraged by the results which appear to be indicating the potential for significant hydrocarbon targets. The logs indicated potential pay zones and we are currently in the process of completing a test well with a view toward full production if the tests indicate an economic potential, which cannot be assured. The Company is further evaluating the well for economic production of hydrocarbons.

The first exploration well was drilled in November 2011 at a cost of $565,268 with further costs of $95,317 for the year ended December 31, 2012.

On September 7, 2012, the Company entered into a farm-out agreement with MPG King City Project, L.P. ("MPG"), pursuant to which the Company received $300,000 in exchange for a 25% working interest in the SBV 2-32 well. MPG's working interest will revert to a 20% working interest after Sunset pays a penalty of 400% as a result of Sunset's election not to pay its requisite portion of the completion costs related to the well. MPG also received a 20% working interest in all additional wells drilled in the area of mutual interest. MPG is subsequently responsible for 25% of the completion costs.

Premont Northwest Field, USA

On August 20, 2012, the Company acquired its 10% working interest in the Garcia #3 and the continuing development rights in the field with an agreement with Progas Energy Services LLC, a Texas oil & gas company ("Progas") to jointly develop, the field located in Jim Wells County, Texas, known as the Premont Northwest Field. The Company acquired these interests through the issuance to Progas of 236,134 common shares valued at $35,480 and its pro-rata share of drilling costs, which amount due $49,460. The Company has also paid its pro-rata share of $42,000 for two re-completions.

Lonestar Prospect, California, USA

On September 1, 2010, we entered into an agreement for the joint exploration and development of the Lonestar Prospect located in Colusa County, California. We are obligated to pay 25% of the costs in order to earn a 20% working interest in the initial well, named internally as California #1-1. As at December 31, 2011, we had expended an aggregate of $329,804 in drilling and completion costs for California #1-1. In November 2010, this well was fully logged and tested and a 9,000 foot wholly owned pipeline installed. The well started production during November 2010, and the costs have been transferred to the proved costs pool for depletion. The following represents the revenue from the drilling program:

Well Name	Year ended Dec 31, 2012	Year ended Dec 31, 2011
California #1-1	$ nil	$ 391,740

We did not generate any revenue from the California #1-1 during the year ended December 31, 2012 due to our sale of our working interest in the California #1-1 on December 1, 2011 for net proceeds of $25,000.

NON-CORE PROPERTIES

2009-3 Drilling Program - 4 Wells

On August 7, 2009, we entered into an agreement with Ranken Energy Corporation ("Ranken Energy") to participate in a four well drilling program in Garvin County, Oklahoma (the "2009-3 Drilling Program"). We purchased a 6.25% working interest before casing point and 5.0% working interest after casing point in the 2009-3 Drilling Program for $37,775. In addition to the total buy-in cost, we are responsible for our proportionate share of the drilling and completion costs. The first well (the "Jackson #1-18") started production during the quarter ending March 31, 2010, the second well (the "Miss Gracie #1-18") started production during the quarter ending June 30, 2010 and the third well ("Joe Murray Farms") started production during the quarter ended September 30, 2010. On August 18, 2011, we plugged and abandoned Jackson #1-18 due to the well being uneconomic. The following represents the revenues from this drilling program:

Well Name	Year ended Dec 31, 2012	Year ended Dec 31, 2011
Miss Gracie #1-18	$ 54,298	$ 160,124
Joe Murray Farms	$ 43,429	$ 108,201

The decrease in revenues for Miss Gracie #1-18 and Joe Murray Farms was due to a reduction in production for the period as compared to the corresponding prior year. The reduced production was caused by a general decline in the wells' reserves.

Due to ongoing legal proceedings potentially impacting the Joe Murray Farms well, the revenue reported from the Joe Murray Farms well for the year ended December 31, 2012 and December 31, 2011 reflects fifty percent (50%) of the total revenues generated from production and the remaining fifty percent (50%) is being escrowed pending the outcome of these proceedings and has not been recognized as revenue. We have recognized an aggregate of $151,629 in revenue from the Joe Murray Farms well and $151,629 is the other fifty percent amount as of December 31, 2012 that is being escrowed pending the outcome of these proceedings and has not been recognized as revenue.

2009-1 Drilling Program - 5 Wells

On July 27, 2009, we entered into an agreement with Ranken Energy to participate in a five well drilling program in Garvin County, Oklahoma (the "2009-1 Drilling Program"). We initially acquired a 5.0% working interest in the 2009-1 Drilling Program in exchange for our payment of a total of $13,125 in buy-in costs, which equates to $2,625 in buy-in costs for each well, plus our proportionate share of the drilling and completion costs. During the fourth quarter of 2009, our working interest in the 2009-1 Drilling Program was reduced to 3.75%. The reduction in our working interest was attributable to the land owner exercising an option to increase its working interest causing a proportional reduction to all working interests held in this drilling program.

The first three wells in this drilling program referred to as Saddle #1-18, Saddle #2-18 and Saddle #3-18 started to produce hydrocarbons during the quarter ending March 31, 2010. Total revenue received from all three wells for the year ended December 31, 2012 was $7,912 (December 31, 2011: $21,410); the decrease was caused by a decrease in production due to a decline in the reserves of the wells.

2007-1 Drilling Program - 3 Wells

On September 10, 2007, we entered into an agreement with Ranken Energy to participate in a four well drilling program in Garvin County, Oklahoma (the "2007-1 Drilling Program"). Drilling of the first and second wells (the "Pollock #1-35" and the "Hulsey #1") was completed in the N.E. Anitoch Prospect and the Washington Creek Prospect respectively. The Pollock #1-35 did not prove to be commercially viable.

Drilling of the third well in this drilling program (the "River #1") was completed during the three months ended September 30, 2008. River #1 is currently in production and the total revenue received for the year ended December 31, 2012 was $15,808 (December 31, 2011: $28,185); the decrease in revenue was primarily attributable to a decrease in production due to declining reserves and a reduction in natural gas prices.

Hulsey #1-8 started producing during the first quarter of 2008 and the total revenue received for the year ended December 31, 2012 was $51,976 (December 31, 2011: $67,566). The decrease in revenue was caused by a decrease in production.

Hulsey #2-8 commenced production during the three months ended March 31, 2009 and produced $28,349 for the year ended December 31, 2012 (December 31, 2011: $22,182). The increase for the year ended December 31, 2012, as compared to the year ended December 31, 2011, was caused by small increase in production. Our proportionate costs associated with the Hulsey #2-8 well amounted to $139,674, which was moved to the proved properties cost pool for depletion.

2006-3 Drilling Program

On April 17, 2007, we entered into an agreement with Ranken Energy to participate in a six well drilling program in Garvin and Murray counties in Oklahoma (the "2006-3 drilling Program"). The leases secured and/or lands to be pooled for this drilling program total approximately 820 net acres. We agreed to take a 10% working interest in this program.

Three wells drilled (the "Wolf #1-7", the "Loretta #1-22" and the "Ruggles #1-15") were deemed by the operator to not be commercially viable and as such, were plugged and abandoned in September 2007.

Three other wells (the "Elizabeth #1-25", the "Plaster #1-1" and the "Dale #1 re-entry") drilled in August and September 2007 were deemed by the operator to be commercially viable and production casing was set in each. The Plaster #1 encountered hydrocarbon showings and produced natural gas commencing in January, 2008, but was sold in the second quarter of 2011 for net proceeds of $7,603. The Dale #1 re-entry has been producing in the range of 2 to 3 barrels of oil per day. The Elizabeth #1-25 has been plugged and abandoned as of February 7, 2008. The Plaster #1well was sold in the second quarter of 2011 for net proceeds of $7,603, resulting in a loss on the sale of $8,128.

Total revenue received from Plaster #1 and Dale #1 wells for the year ended December 31, 2012 was $nil (December 31, 2011: $1.534).

Total revenue received from the Plaster #1 and Dale #1 wells for the year ended December 31, 2012 was $nil (December 31, 2010: $1,534).

Market for Our Products and Services

Each oil and gas working interest that we now own and those that we may later acquire a percentage of interest in will have an operator who will be responsible for marketing production.

The availability of a ready market for oil and gas and the prices of such oil and gas depend upon a number of factors which are beyond our control. These include, among other things:

- the level of domestic production;
- actions taken by foreign oil and gas producing nations;
- the availability of pipelines with adequate capacity;
- the availability and marketing of other competitive fuels;
- fluctuating and seasonal demand for oil, gas and refined products; and
- the extent of governmental regulation and taxation (under both present and future legislation) of the production, importation, refining, transportation, pricing, use and allocation of oil, gas, refined products and alternative fuels.

In view of the many uncertainties affecting the supply and demand for crude oil, gas and refined petroleum products, it is not possible to predict accurately the prices or marketability of the gas and oil produced for sale.

In addition, the oil and gas industry as a whole also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers. The price and availability of alternative energy sources could adversely affect our revenue.

Competition

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Patents, Licenses, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We do not own, either legally or beneficially, any patent or trademark.

Research and Development

We did not incur any research and development expenditures in the fiscal years ended December 31, 2012 or 2011.

Governmental Regulation

We monitor and comply with current government regulations that affect our activities, although our operations may be adversely affected by changes in government policy, regulations or taxation. There can be no assurance that we will be able to obtain all of the necessary licenses and permits that may be required to carry out our exploration and development programs. It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other natural gas and oil companies operating in the areas in which we operate.

United States Government Regulation

The United States federal government and various state and local governments have adopted laws and regulations regarding the protection of human health and the environment. These laws and regulations may require the acquisition of a permit by operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas, wetlands, or where pollution might cause serious harm, and impose substantial liabilities for pollution resulting from drilling operations, particularly with respect to operations in onshore and offshore waters or on submerged lands. These laws and regulations may increase the costs of drilling and operating wells. Because these laws and regulations change frequently, the costs of compliance with existing and future environmental regulations cannot be predicted with certainty.

The transportation and certain sales of natural gas in interstate commerce are heavily regulated by agencies of the federal government. Production of any oil and gas by properties in which we have an interest will be affected to some degree by state regulations. States have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes and the regulations are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir.

State regulatory authorities may also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or pro-ration unit.

Any exploration or production on Federal land will have to comply with the Federal Land Management Planning Act which has the effect generally of protecting the environment. Any exploration or production on private property whether owned or leased will have to comply with the Endangered Species Act and the Clean Water Act. The cost of complying with environmental concerns under any of these acts varies on a case by case basis. In many instances the cost can be prohibitive to development. Environmental costs associated with a particular project must be factored into the overall cost evaluation of whether to proceed with the project.

Environmental Regulation

Oil and natural gas exploration, development and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies, such as the U.S. Environmental Protection Agency, or EPA, issue regulations which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties and may result in injunctive obligations for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically sensitive and other protected areas, require action to prevent or remediate pollution from current or former operations, such as plugging abandoned wells or closing pits, and impose substantial liabilities for pollution. The strict liability nature of such laws and regulations could impose liability upon us regardless of fault. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly pollution control or waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general.

Comprehensive Environmental Response, Compensation and Liability Act: The Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or the "Superfund" law, generally imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination and those persons that disposed or arranged for the disposal of the hazardous substance. Under CERCLA and comparable state statutes, such persons may be subject to strict joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such "hazardous substances" have been released.

Compliance with Environmental Laws

We did not incur any costs in connection with the compliance with any federal, state, or local environmental laws. However, costs could occur at any time through industrial accident or in connection with a terrorist act or a new project. Costs could extend into the millions of dollars for which we could be totally liable. In the event of liability, we believe we would be entitled to contribution from other owners so that our percentage share of a particular project would be the percentage share of our liability on that project. However, other owners may not be willing or able to share in the cost of the liability. Even if liability is limited to our percentage share, any significant liability would wipe out our assets and resources.

Employees

We have no full-time employees at the present time. Our executive officers do not devote their services full time to our operations.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our oil and gas operations. As of December 31, 2012, we engaged approximately 3 contractors that provided work to us on a recurring basis, which includes Messrs. Paton-Gay, Bolen and Sandher, our executive officers.

ITEM 1A. Risk Factors.

You should carefully consider the following risk factors in evaluating our business and us. The factors listed below represent certain important factors that we believe could cause our business results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. You should also consider the other information included in this Annual Report and subsequent quarterly reports filed with the SEC.

Risk Factors

Operational Risks of Delta Oil & Gas

Because we have experienced significant losses since inception, it is uncertain when, if ever, we will have significant operating income or cash flow from operations sufficient to sustain operations.

We suffered a net comprehensive loss of $483,481 for the year ended December 31, 2012 and $75,791 for the year ended December 31, 2011. These losses are the result of an inadequate revenue stream to compensate for our operating and overhead costs. The volatility underlying the early stage nature of our business and our industry prevents us from accurately predicting future operating conditions and results, and we could continue to have losses. It is uncertain when, if ever, we will have significant operating income or cash flow from operations sufficient to sustain operations. If cash needs exceed available resources, additional capital may not be available through public or private equity or debt financings. If we are unable to arrange new financing on terms that are acceptable to us or generate sufficient revenue from our prospects, we will be unable to continue in our current form and our business will fail.

Because our auditor has raised substantial doubt about our ability to continue as a going concern, our business has a high risk of failure.

The audit report of Excelsis Accounting Group (f/k/a Mark Bailey & Company, Ltd.), dated April 1, 2013 issued a going concern opinion and raised substantial doubt as to our continuance as a going concern. When an auditor issues a going concern opinion, the auditor has substantial doubt that the company will continue to operate indefinitely and not go out of business and liquidate its assets. This is a significant risk to investors who purchase shares of our common stock because there is an increased risk that we may not be able to generate and/or raise enough resources to remain operational for an indefinite period of time. The success of our business operations depends upon our ability to obtain additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. We plan to seek additional financing, as needed, through debt and/or equity financing arrangements to secure funding for our operations. There can be no assurance that such additional financing will be available to us on acceptable terms or at all. It is not possible at this time for us to predict with certainty the outcome of those efforts. If we are not able to successfully complete the development of our business plan and attain sustainable profitable operations, then our business will fail.

If we are unable to obtain additional funding, we may be unable to expand our acquisition, exploration and production of natural oil and gas properties.

We will require additional funds to expand our acquisition, exploration and production of natural oil and gas properties. Our management anticipates that current cash on hand may be insufficient to fund our operations at the current level for the next twelve months. We will require additional significant capital to fund the development of our existing proved undeveloped reserves and to effectively expand our operations through the acquisition and drilling of new prospects and implement our overall business strategy. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct current business operations. If we are unable to obtain additional financing when sought, we will be unable to acquire additional properties and may also be required to curtail our business plan. Any additional equity financing may involve substantial dilution to our then existing shareholders.

In preparing our consolidated financial statements for fiscal 2012, our management identified material weaknesses in our internal control over financial reporting and our failure to remediate these material weaknesses could result in material misstatements in our consolidated financial statements and the loss of investor confidence in our reported financial information.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management identified material weaknesses in our internal control over financial reporting as of December 31, 2012. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by management as of December 31, 2012 was attributable to the size of the Company and the fact that we have only one financial expert on our management team and no audit committee. Although management believes that the material weakness set forth above has not had an effect on our financial statements, there can be no assurance that this will continue to be the case going forward.

If remedial measures are not taken or are insufficient to address these material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over our financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. Any future restatement of consolidated financial statements could place a significant strain on our internal resources and harm our operating results. Further, any additional or un-remedied material weakness may preclude us from meeting our reporting obligations on a timely basis and cause investors to lose confidence in our reported financial information.

Because we cannot control activities on our properties, we may experience a reduction or forfeiture of our interests in some of our non-operated projects as a result of our potential failure to fund capital expenditure requirements.

We do not operate the properties in which we have a working interest and we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our returns on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that are beyond our control, including the operator's expertise and financial resources, approval of other participants for drilling wells and utilization of technology. In addition, if we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

If we are unable to successfully identify, execute or effectively integrate new prospects, our results of operations may be negatively affected.

Acquisitions of working interests in oil and gas properties have been an important element of our business, and we will continue to pursue acquisitions of new prospects in the future. In the last year, we have pursued and consummated the acquisition and drilling of new prospects that have provided us opportunities to grow our production and reserves. Although we regularly engage in discussions with, and submit proposals to, acquisition candidates, suitable acquisitions may not be available in the future on reasonable terms. If we do identify an appropriate acquisition candidate, we may be unable to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, effectively integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations may require a disproportionate amount of management's attention and our resources. Even if we complete additional acquisitions, continued acquisition financing may not be available on reasonable terms or at all, any new properties may not generate revenues comparable to our existing properties, the anticipated cost efficiencies or synergies may not be realized and these properties may not be integrated successfully or operated profitably. The success of any acquisition will depend on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our results of operations. Even though we perform a due diligence review (including a review of title and other records) of the properties we seek to acquire that we believe is consistent with industry practices, these reviews are inherently incomplete. Even an in-depth review of records and properties may not necessarily reveal existing or potential problems or permit us to become familiar enough with the properties to assess fully their deficiencies and potential. Even when problems are identified, we may assume certain environmental and other risks and liabilities in connection with the acquired properties. In addition, acquisitions of working interests may require additional debt or equity financing, resulting in additional leverage or dilution of ownership.

Unless we replace our oil and gas reserves, our reserves and production will decline.

Our future oil and gas production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves.

Because our executive officers do not provide services on a full-time basis, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Our executive officers do not provide services to us on a full-time basis. We do not maintain key man life insurance policies for our executive officers. Currently, we do not have any employees other than our executive officers. If the demands of our business require the full business time of Messrs. Paton-Gay, Bolen, and Sandher, it is possible that Messrs. Paton-Gay, Bolen, and/or Sandher may not be able to devote sufficient time to the management of our business, as and when needed. If our management is unable to devote a sufficient amount of time to manage our operations, our business will fail.

If the employment of any of our executive officers is terminated for any reason, we may be required to make substantial severance payments and to repurchase any shares of common stock held by them, which could have a materially negative impact on our liquidity.

In the event that the employment of any of our executive officers is terminated for any reason, our executive officers would be entitled, among other things, to receive a lump sum payment equal to 150% of their annual compensation then in effect, including the value of all stock awards that would have been received in the 18 months following termination, and to require us to purchase, for cash, any shares of our stock held by or due to them as of the date of termination. The purchase of any such shares would be consummated thirty (30) days following the date of termination and the price to be paid by us would be based upon the average closing price per share of our common stock in the ten business days preceding the purchase date. Any lump sum compensation payments to or the repurchase of shares held by one or more departing executive officers could have a materially negative impact on our cash available for operations and our liquidity.

Because our directors and officers may serve as directors or officers of other companies, they may have a conflict of interest in making decisions for our business.

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other oil and gas companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In determining whether or not we will participate in a particular program and the interest therein to be acquired by us, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Because we presently do not carry liability or title insurance on any of our properties and do not plan to secure any in the future, we are vulnerable to excessive potential claims and loss of title.

We do not maintain insurance against public liability, environmental risks or title on any of our properties. The possibility exists that title to existing properties or future prospective properties may be lost due to an omission in the claim of title. As a result, any claims against us may result in liabilities we will not be able to afford resulting in the failure of our business.

The laws of the State of Colorado and our Articles of Incorporation may protect our directors from certain types of lawsuits.

The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our articles of incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Market Risks

Our stock price may be volatile and as a result you could lose all or part of your investment.

In addition to volatility associated with over the counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

- changes in the worldwide price for oil and gas;
- disappointing results from our exploration or development efforts;
- failure to meet our revenue or profit goals or operating budget;
- decline in demand for our common stock;
- downward revisions in securities analysts' estimates or changes in general market conditions;
- technological innovations by competitors or in competing technologies;
- investor perception of our industry or our prospects; and
- general economic trends.

In addition, stock markets generally have recently experienced price and volume fluctuations and the market prices of securities generally have been volatile. These fluctuations often have been unrelated to operating performance of a company; such market conditions may also adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a profitable price.

Intense competition in the oil and gas exploration and production segment could adversely affect our ability to acquire desirable properties prospective for oil and gas, as well as producing oil and gas properties.

The oil and gas industry is highly competitive. We compete with major integrated and independent oil and gas companies for the acquisition of desirable oil and gas properties and leases, for the equipment and services required to develop and operate properties, and in the marketing of oil and gas to end-users. Many competitors have financial and other resources that are substantially greater than ours, which could, in the future, make acquisitions of producing properties at economic prices difficult for us. In addition, many larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide oil and natural gas prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also face significant competition in attracting and retaining experienced, capable and technical personnel with experience in the oil and gas industry.

Numerous factors beyond our control could affect the marketability of oil and natural gas, so we may experience difficulty selling any oil and natural gas.

The availability of markets and the volatility of product prices are beyond our control and represent a significant risk. The marketability of our production depends upon the availability and capacity of natural gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Our ability to generate revenue from oil and natural gas sales also depends on other factors beyond our control. These factors include:

- the level of domestic production and imports of oil and natural gas;
- the proximity of natural gas production to natural gas pipelines;
- the availability of pipeline capacity;
- the demand for oil and natural gas by utilities and other end users;
- the availability of alternate fuel sources;
- the effect of inclement weather, such as hurricanes;
- state and federal regulation of oil and natural gas marketing; and
- federal regulation of natural gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to generate revenues from oil and natural gas sales or obtain favorable prices for our oil and natural gas could be adversely affected.

We have hurricane associated risks in connection with our properties in Texas.

The properties in Texas are vulnerable to significant production curtailments resulting from hurricane damage to certain fields or, even in the event that producing fields are not damaged, production could be curtailed due to damage to facilities and equipment owned by oil and gas purchasers, or vendors and suppliers, because a portion of our oil and gas properties are located near coastal areas of the Texas.

Risks Relating to Our Business

Because exploration, development and drilling efforts are subject to many risks, the operation of our wells may not be profitable or achieve our targeted returns.

Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We seek to acquire working interests in properties which we believe will result in projects that will add value over time. However, we cannot guarantee that all of our prospects will result in viable projects or that we will not abandon these properties. Additionally, we cannot guarantee that any undeveloped acreage we have an interest in will be profitably developed, that new wells drilled will be productive or that we will recover all or any portion of our investment in such acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are dependent upon the current and future market prices for crude oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost.

Because our oil and natural gas reserve data is independently estimated, these estimates may still prove to be inaccurate.

Our reserve estimates generated for 2012 were compiled by Harper & Associates, Inc. and Ryder Scott Company, L.P., independent consultants. In conducting their evaluations, the consultants evaluate our properties and independently develop proved reserve estimates. There are numerous uncertainties and risks that are inherent in estimating quantities of oil and natural gas reserves and projecting future rates of production and timing of development expenditures as many factors are beyond our control. Many factors and assumptions are incorporated into these estimates including:

- expected reservoir characteristics based on geological, geophysical and engineering assessments;
- future production rates based on historical performance and expected future operating and investment activities;
- future oil and gas prices and quality and location differentials; and
- future development and operating costs.

Although we believe the independent consultants' reserve estimates are reasonably based on the information available to them at the time they prepare their estimates, our actual results could vary materially from these estimated quantities of proved oil and natural gas reserves (in the aggregate and for a particular location), production, revenues, taxes and development and operating expenditures. In addition, these estimates of reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, operating and development costs and other factors.

Use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results drilling operations on our properties.

Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are tools only used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, drilling activities on our properties may not be successful or economical.

Because our business is subject to operating hazards, our business may be adversely affected by the occurrence of any such hazards.

Our operations are subject to risks inherent in the oil and natural gas industry, such as:

- unexpected drilling conditions including blowouts and explosions;
- uncontrollable flows of oil, natural gas or well fluids;
- equipment failures, fires or accidents;
- pollution and other environmental risks; and
- shortages in experienced labor or shortages or delays in the delivery of equipment.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our operations are also subject to a variety of operating risks such as adverse weather conditions and more extensive governmental regulation. These regulations may, in certain circumstances, impose strict liability for pollution damage or result in the interruption or termination of operations.

Possible regulation related to global warming and climate change could have an adverse effect on our business, financial condition or results of operations and demand for natural gas and oil.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of review, discussion or implementation. Through 2012, domestic legislative and regulatory efforts included proposed federal legislation and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require us to incur increased operating and compliance costs, and could have an adverse effect on demand for the oil and natural gas.

Risks Relating to our Common Stock

Trading on the over-the-counter bulletin board may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the over-the-counter bulletin board service (the "OTCBB") of the Financial Industry Regulatory Authority ("FINRA"). Trading in stock quoted on the OTCBB is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTCBB is not a stock exchange, and trading of securities on the OTCBB is often more sporadic than the trading of securities listed on a stock exchange like NYSE or Nasdaq. Accordingly, shareholders may have difficulty reselling any of the shares.

Because our common stock is quoted and traded on the OTCBB, short selling could increase the volatility of our stock price.

Short selling occurs when a person sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale. Significant amounts of short selling, or the perception that a significant amount of short sales could occur, could depress the market price of our common stock. In contrast, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the OTCBB or any other available markets or exchanges. Such short selling, if it were to occur, could impact the value of our stock in an extreme and volatile manner to the detriment of our shareholders.

We may experience difficulties in the future in complying with Sarbanes-Oxley Section 404.

We are required to evaluate, and furnish a report by our management on, our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. Such report contains among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. Our management identified material weaknesses in our internal control over financial reporting as of December 31, 2012. If we fail to maintain proper and effective internal controls in future periods, it could adversely affect our operating results, financial condition and our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

We have never paid dividends and have no plans to in the future.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operation of our business. Therefore, any return investors in our common stock will have to be in the form of appreciation, if any, in the market value of their shares of common stock.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 shares of our common stock and 25,000,000 shares of preferred stock. The common stock or preferred stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock would further dilute the percentage ownership of our common stock held by public stockholders.

If we issue shares of preferred stock with superior rights than our common stock, it could result in a decrease of the value of our common stock and delay or prevent a change in control of us.

Our board of directors is authorized to issue up to 25,000,000 shares of preferred stock. Our board of directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Because the SEC imposes additional sales practice requirements on brokers who deal in our shares, which are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty reselling your shares and may cause the price of the shares to decline.

Our stock is a penny stock. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the "penny stock" rules promulgated by the SEC, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Indemnification of officers and directors.

Our articles of incorporation and the bylaws contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Our stockholders therefore will have only limited recourse against such individuals.

ITEM 1B. Unresolved Staff Comments.

Not applicable.

ITEM 2. PROPERTIES.

Description of Our Property

Our principal executive offices are located at Suite 604, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8. Our principle executive offices are provided to us at no cost by our Chief Financial Officer.

Proved Reserves Reporting

On December 31, 2008, the Securities and Exchange Commission, or the SEC, released a Final Rule, *Modernization of Oil and Gas Reporting*, approving revisions designed to modernize oil and gas reserve reporting requirements. The new reserve rules are effective for our financial statements for the year ended December 31, 2010 and subsequent years. The most significant revisions to the reporting requirements include:

- *Commodity prices.* Economic producibility of reserves is now based on the unweighted, arithmetic average of the closing price on the first day of the month for the 12-month period prior to fiscal year end, unless prices are defined by contractual arrangements;

- *Undeveloped oil and gas reserves.* Reserves may be classified as "proved undeveloped" for undrilled areas beyond one offsetting drilling unit from a producing well if there is reasonable certainty that the quantities will be recovered;

- *Reliable technology.* The rules now permit the use of new technologies to establish the reasonable certainty of proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes;

- *Unproved reserves.* Probable and possible reserves may be disclosed separately on a voluntary basis;

- *Preparation of reserves estimates.* Disclosure is required regarding the internal controls used to assure objectivity in the reserves estimation process and the qualifications of the technical person primarily responsible for preparing reserves estimates; and

- *Third party reports.* We are now required to file the report of any third party used to prepare or audit reserves our estimates.

We adopted the rules effective December 31, 2009, as required by the SEC.

Reported Reserves Table

The following table sets forth summary information regarding our estimated proved reserves at December 31, 2012, 2011 and 2010:

	December 31,					
	2012		2011		2010	
	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)
Proved Producing & Non-Producing Reserves (1)	155,440	73,902	156,630	48,950	173,930	219,090
Present value of proved reserves (2)	4,739,991		2,589,824		6,624,506	
Standardized measure of discounted future net cash flows (3)	3,833,734		2,390,024		4,761,927	

(1) Estimates of reserves as of year-end 2012, 2011 and 2010 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period of the applicable year, in accordance with revised guidelines of the SEC applicable to reserves estimates beginning with the year-end 2009. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2) Represents present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proven reserves. The estimated future net revenues set forth above were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on certain prevailing economic conditions. The estimated future production in our reserve reports dated December 31, 2012, 2011 and 2010 is priced based on the 12-month un-weighted arithmetic average of the first-day-of-the month price for the period January through December of the applicable year. PV-10 is a non-GAAP measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP.

(3) The standardized measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.

The table below sets forth summary information regarding our estimated proved reserves. All of our estimated proved reserves are located in the United States and attributable to our properties in Newton County, Texas and Garvin and Murray counties in Oklahoma that comprise the 2006-3, 2007-1, 2009-1 and 2009-3 drilling programs referenced above in *"Item 1, Business."*

	Reserves		
Reserve Category	**Oil & NGL's (Bbls)**	**Natural Gas (Mcf)**	**Total (BOE)**
PROVED			
Developed:	**24,536**	155,820	**49,839**
Undeveloped:	49,366	3,620	49,969
TOTAL PROVED at December 31, 2012	**73,902**	**155,440**	**99,808**

The decrease in proved developed reserves from December 31, 2011 to December 31, 2012 was attributable to an increase in undeveloped reserves in the Company's Texas properties.

The technologies used to establish the appropriate level of certainty for reserve estimates from properties included in the total reserves disclosed above consisted of seismic and geologic interpretations.

Proved Undeveloped Reserves

As of December 31, 2012, we had 49,969 BOE (Barrels of Oil Equivalent) of proved undeveloped reserves, or PUDs, as compared to 21,157 BOE of PUDs as of December 31, 2012. The increase in PUDs from December 31, 2011 to December 31, 2012 was attributable to an increase in reserves at our Texas Prospect due to an additional well that was drilled, however, this was partially offset by a decrease in PUDs from our Oklahoma properties. All PUDs as of December 31, 2012 were located in the United States. Each of these PUDs will be converted from undeveloped to developed as the wells begin production. We anticipate that all of the PUDs will be developed within five years after first disclosure as proved undeveloped reserves. During the year ended December 31, 2012, we expended $360,970 to convert proved undeveloped reserves into 16,210 MCF of proved developed reserves.

We have established our drilling budget for fiscal 2013 and set forth below are the amounts we anticipate expending on each of the core properties, subject to having sufficient resources to expend on drilling activity which cannot be assured. We have proposed to expend $500,000 for development drilling during 2013 at our Texas Prospect.

We have not proposed any other development drilling in 2013; however, depending on the success of the planned drilling activity previously noted, we may expand our drilling program during 2013.

Internal Controls Over Preparation of Proved Reserve Estimates

Our policies regarding internal controls over reserve estimates requires reserves to be in compliance with the SEC definitions and guidance and for reserves to be prepared by an independent third party reserve engineering firm under the supervision of our management. Our management provides to our third party reserves engineers reserves estimate preparation material such as property interests, production, current costs of operation and development, current prices for production, geoscience and engineering data, and other information. This information is reviewed by other members of management to ensure accuracy and completeness of the data prior to submission to our third party reserve engineering firm. During 2012, we retained Harper & Associates, Inc. and Ryder Scott Company, L.P. as independent third-party reserve engineers, to prepare our estimates of proved reserves. For more information about the evaluations performed by Harper & Associates, Inc. and Ryder Scott Company, L.P., see copies of their respective reports filed as exhibits to this Form 10-K.

Our Chief Executive Officer, Christopher Paton-Gay, is the person primarily responsible for overseeing the preparation of reserves audits conducted by independent third-party engineers. Mr. Paton-Gay has over 30 years of industry experience, which includes having founded and been chairman and president of two private oil and gas companies. In these capacities, Mr. Paton-Gay has a very high degree of working knowledge and understanding of geologic formations, drilling and completion parameters, and all facets of production. Given his extensive hands-on familiarity with the properties he has previously operated and those current properties we hold, we consider Mr. Paton-Gay to be a qualified person in overseeing the preparation of our internal reserve estimates and for coordinating any reserves audits conducted by a third-party engineering firm. Mr. Paton-Gay was also one of the founding Directors of the Explorers and Producers Association of Canada and is a graduate of the ICD - Institute of Corporate Directors Canada.

Reserves Reported to Other Agencies

We did not file any reports during the year ended December 31, 2012 with any federal authority or agency other than the SEC with respect to our estimates of oil and natural gas reserves.

Production

The following table sets forth summary information regarding production by final product sold for the years ended December 31, 2012, 2011 and 2010:

Production Data	Year ended December 31,		
	2012	2011	2010
Production -			
Oil (Bbls)	4,424	8,228	9,309
Gas (Mcf)	25,399	108,978	36,657
Average Sales Price -			
Oil (Bbls)	$99.00	$96.00	$75.00
Gas (Mcf)	$3.00	$4.01	$4.00
Average Production Costs per Mcf	$1.00	$1.00	$1.00

The table below sets forth summary information regarding production by final product for each country containing 15% or more of our proved reserves for the years ended December 31, 2012, 2011 and 2010. All production in Canada during 2010 was attributable to the Wordsworth Prospect in Saskatchewan which we disposed of in 2010. The production in the United States is attributable to our properties in Newton County, Texas, Colusa County, California (for the 2011 and 2010 periods) and Garvin and Murray counties in Oklahoma that comprise the 2006-3, 2007-1, 2009-1 and 2009-3 drilling programs referenced above in *"Item 1, Business."*

Production Data	**Year Ended December 31**					
	2012		**2011**		**2010**	
	USA	Canada	USA	Canada	USA	Canada
Production -						
Oil (Bbls)	4,424	0	8,228	0	7,456	1,853
Gas (Mcf)	25,399	0	108,978	0	36,657	0
Average Sales Price -						
Oil (Bbls)	$99.00	0	$96.00	$0.00	$75.00	$74.00
Gas (Mcf)	$3.00	0	$4.01	$0.00	$4.00	$0.00
Average Production Costs						
Oil (Bbls)	$9.00	0	$8.00	$0.00	$20.00	$26.00
Gas (Mcf)	$1.00	0	$1.00	$0.00	$1.00	$0.00

Production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

The table below sets forth summary information regarding production by final product for each field that contains 15% or more of our total proved reserves expressed on a BOE basis for the years ended December 31, 2012, 2011 and 2010.

Production Data	**Year Ended December 31**					
	2012		**2011**		**2010**	
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Production -						
Garvin & Murray County, Oklahoma, USA	1,958	5,533	4,435	6,959	5,981	11,085
Newton County, Texas, USA (Texas Prospect)	2,466	19,866	3,794	-	1,475	-
Saskatchewan, Canada (Wordsworth) [1]	-	-	-	-	1,853	-
Colusa County, California, USA (Lonestar Prospect) [2]	-	-	-	102,019	-	25,572

[1] We disposed of our interests in the Wordsworth prospect during 2010.
[2] We disposed of our interests in the Lonestar Prospect on December 1, 2011.

Productive Wells and Acreage

The following table shows our producing wells and acreage as of December 31, 2012:

	Producing Wells [3]				Developed Acreage	
	Oil		Gas			
	Gross [1]	Net [2]	Gross [1]	Net [2]	Gross [1]	Net [2]
Garvin & Murray County, Oklahoma, USA [4]	6	0.38	8	0.5	940	109
King City, California, USA	0	0	0	0	0	0
Newton County, Texas, USA (Texas Prospect)	2	0.68	0	0	155	105
USA TOTALS	8	1.06	8	0.5	1,095	214

[1] A gross well or acre is a well or acre in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.
[2] A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or
acres equals one. The number of net wells or acres is the sum of the fractional working interest owned in gross wells or acres expressed as hole numbers and fractions thereof.
[3] Productive wells are producing wells and wells capable of production.
[4] Our properties in Garvin and Murray counties in Oklahoma consist of the 2006-3, 2007-1, 2009-1 and 2009-3 drilling programs referenced above in "Item 1, Business".

Undeveloped Acreage

The following table set forth undeveloped acreage as of December 31, 2012:

	Undeveloped Acreage [1] as of December 31, 2012	
	Gross	Net
Garvin & Murray County, Oklahoma, USA [2]	1,660	301
King City, California, USA	960	192
Newton County, Texas, USA (Texas Prospect)	209	75
USA TOTALS	2,829	568

1 "Undeveloped Acreage" includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

2 Our properties in Garvin and Murray counties in Oklahoma consist of the 2006-3, 2007-1, 2009-1 and 2009-3 drilling programs referenced above in "Item 1, Business".

Drilling Activity

The following table sets forth information on our drilling activity for the last three years. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value.

Geographical Area	Net Exploratory Wells Drilled		Net Development Wells Drilled	
	Productive [1]	**Dry [2]**	**Productive [1]**	**Dry [2]**
Garvin Murray Counties, Oklahoma, USA [3]				
2012	0	0	0	0
2011	0 .	0	0	0
2010	0.60	0	0	0
Newton County, Texas, USA (Texas Prospect)				
2012	0	0	0	0
2011	0	0	0	0
2010	0.36	0	0	0
Colusa County, California, USA (Lonestar Prospect) [4]				
2012	0	0	0	0
2011	0.25	0	0	0
2010	0.25	0	0	0
King City, California, USA				
2012	0.20	0	0	0
2011	0	0	0	0
2010	0	0	0	0

Geographical Area	Net Exploratory Wells Drilled		Net Development Wells Drilled	
	Productive [1]	Dry [2]	Productive [1]	Dry [2]
Saskatchewan, Canada (Wordsworth) [6]				
2012	0	0	0	0
2011	0	0	0	0
2010	0	0	0	0

The table below sets forth summary information regarding our drilling activity for the last three years for each country in which we engaged in drilling activity for the years ended December 31, 2012, 2011and 2010.

Geographical Area	Net Exploratory Wells Drilled		Net Development Wells Drilled	
	Productive [1]	Dry [2]	Productive [1]	Dry [2]
Canada				
2012	0	0	0	0
2011	0	0	0	0
2010	0	0	0	0
USA				
2012	0	0	0	0
2011	0	0	0.32	0
2010	0.60	0	0.0375	0

1 A productive well is an exploratory or development well that is not a dry well. Although a well may be classified as productive upon completion, future changes in oil and gas prices, operating costs and production may result in the well becoming uneconomical.

2 A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

3 Our properties in Garvin and Murray counties in Oklahoma consist of the 2006-3, 2007-1, 2009-1 and 2009-3 drilling programs referenced above in "Item 1, Business."

4 We disposed of our interests in the Lonestar Prospect on December 1, 2011.

6 We disposed of our interests in the Wordsworth prospect during 2010.

Present Activities

A discussion of present activities on our property interests is included in the description of business disclosure set forth above.

Delivery Commitments

We are not obligated to provide a fixed and determined quantity of oil or gas in the future. During the last three fiscal years, we have not had, nor do we now have, any long-term supply or similar agreement with any government or governmental authority.

We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements. Further, during the last three years we had no significant delivery commitments.

ITEM 3. Legal Proceedings.

None.

ITEM 4. Mine Safety Disclosures.

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Prices

Our common stock is currently quoted on the OTCBB. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. Our shares are quoted on the OTCBB under the symbol "DLTA."

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ended December 31, 2012

Fiscal Quarter Ended:	High Bid	Low Bid
March 31, 2012	$0.17	$0.06
June 30, 2012	$0.13	$0.05
September 30, 2012	$2.00	$0.08
December 31, 2012	$0.12	$0.01

Fiscal Year Ended December 31, 2011

Fiscal Quarter Ended:	High Bid	Low Bid
March 31, 2011	$0.19	$0.12
June 30, 2011	$0.20	$0.13
September 30, 2011	$0.18	$0.09
December 31, 2011	$0.20	$0.05

Holders of Common Stock

As of March 21, 2013, we had approximately 36 shareholders of record of our common stock. Several other shareholders hold shares in street name.

Dividend Policy

To date, we have not declared or paid cash dividends on our shares of common stock. The holders of our common stock will be entitled to non-cumulative dividends on the shares of common stock, when and as declared by our board of directors, in its discretion. We intend to retain all future earnings, if any, for our business and do not anticipate paying cash dividends in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

Our board of directors adopted the 2013 Incentive Compensation Plan (the "2013 Incentive Compensation Plan") effective March 1, 2013. Our board of directors also adopted the 2010 Incentive Compensation Plan (the "2010 Incentive Compensation Plan," and together with the 2013 Incentive Compensation Plan, the "Incentive Compensation Plans") on March 8, 2010. Neither the 2013 Incentive Compensation Plan nor the 2010 Incentive Compensation Plan has been approved by shareholders. Grants of 1,000,000 options were made under the 2010 Incentive Compensation Plan during fiscal 2012. As of February 6, 2013, all 2,000,000 of the shares reserved for issuance under the 2010 Incentive Compensation Plan had been issued and no shares remain available under that plan. Going forward, equity awards will be made under the 2013 Incentive Compensation Plan.

The Incentive Compensation Plans authorize us to grant awards in the form of shares of common stock, including unrestricted shares of common stock; options to purchase shares of common stock; stock appreciation rights or similar rights with a fixed or variable price related to the fair market value of the shares of common stock and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions; any other security with the value derived from the value of the shares of common stock, such as restricted stock and restricted stock units; deferred stock units; dividend equivalent rights; or any combination of the foregoing. Our board of directors administers the Incentive Compensation Plans.

The Plans allow for the grant of incentive stock options, non-qualified stock options and restricted stock awards. The exercise price of any option shall be determined at the time the option is granted by the board of directors. However, the exercise price may generally not be less than 100 percent of the fair market value of the shares of common stock on the date of the grant. Each option expires on the date determined by the board of directors, but not later than ten years after the grant date. The board of directors may determine in its discretion whether any option shall be subject to vesting and the terms and conditions of any such vesting. The Incentive Compensation Plans also provide for the immediate vesting of options, and authorize the board of directors to cancel outstanding options or to make adjustments to the transfer restrictions on those options in the event of certain changes in corporate control of the company. Awards, including options, made under the Incentive Compensation Plans are not assignable and also subject to any restrictions and conditions imposed by the board of directors.

We also previously maintained the 2005 Stock Incentive Plan, which provided for the grant of stock options to our employees, officers, directors and consultants. As of December 31, 2012, all of the shares reserved for issuance under the 2005 Stock Incentive Plan had been issued and expired; therefore, no grants under that plan remain outstanding.

We have registered the shares of our common stock issuable under each of the 2013 Incentive Compensation Plan, the 2010 Incentive Compensation Plan and the 2005 Stock Incentive Plan.

The following table provides information about our compensation plans under which shares of common stock may be issued upon the exercise of options as of December 31, 2012.

Equity Compensation Plan as of December 31, 2012

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and right	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	n/a	n/a	n/a
Equity compensation plans not approved by security holders (1)	600,000 600,000 400,000	$0.135 $0.13 $0.08	400,000
Total	1,600,000	$0.119	400,000

(1) All awards represented in this table were made under the 2010 Incentive Compensation Plan.

Recent Sales of Unregistered Securities

There were no sales of securities without registration under the Securities Act of 1933 during the reporting period which were not previously included in a Quarterly Report on Form 10-Q or Current Report on Form 8-K.

ITEM 6. Selected Financial Data.

Not applicable.

ITEM 7. **Management's Discussion and Analysis of Financial Condition and Results of Operation.**

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" appearing elsewhere in this annual report on Form 10-K.

For the Years Ended December 31, 2012 and 2011

Revenues

We generated total revenue of $528,991for the year ended December 31, 2012, a decrease of approximately 57% from revenues of $1,225,221 for the year ended December 31, 2011. During the year ended December 31, 2012, all of our revenue was attributable to natural gas and oil sales. The decrease in revenue was due to the disposal in December 2011 of the California #1-1 well in the Lonestar Prospect; a reduction in production from our wells in Oklahoma; and the Company achieving the payout amount for the Donner #1 well, which further reduced our working interest percentage, when compared to the corresponding period last year.

Costs and Expenses

We incurred costs and expenses in the amount of $1,008,194 for the year ended December 31, 2012, a 22% decrease from costs and expenses of $1,291,670 for year ended December 31, 2011.

This decrease in incurred costs and expenses is primarily attributable to the collective results of the following factors:

- General and administrative costs for the year ended December 31, 2012 increased to $691,999 from $643,691 for the year ended December 31, 2011, an increase of 8%. The increase in general and administrative costs was caused by an increase in stock based compensation expense attributable to the issuances of stock options and shares of common stock to management and consultants. Stock based compensation expense for the year ended December 31, 2012 was $155,161 as compared to $124,693 for the year ended December 31, 2011. Excluding stock-based compensation the general and administration costs for the year ended December 31, 2012 was $536,838 compared to $518,998 for the corresponding year. The increase of 3% was caused by the costs related to investor relation services.

- Legal and Professional fees for the year ended December 31, 2012 decreased to $68,401 from $88,349 for the year ended December 31, 2011, a decrease of 23%. The decrease in professional fees was attributable to the Company cost reduction drive.

- Consulting fees for the year ended December 31, 2012 decreased to $270,189 from $319,140 for the year ended December 31, 2011, a decrease of 15%. The decrease in consulting fees was attributable to a decrease our management's compensation.

- Natural gas and oil operating costs for the year ended December 31, 2012 decreased to $147,837 from $207,791for the year ended December 31, 2011, a decrease of 29%. The decrease in natural gas and oil operating costs is attributable to a decrease in the revenue from producing wells for the year ended December 31, 2012, as compared to the year ended December 31, 2011.

- Depreciation and depletion expense for the year ended December 31, 2012 decreased to $166,370 from $437,893 for the year ended December 31, 2011, a decrease of 62%. The decrease in depreciation and depletion expense is attributable to the reduction of producing wells.

Net Operating Loss

The net operating loss for the year ended December 31, 2012 was $479,203, compared to a net operating loss of $66,449for the year ended December 31, 2011.

Other Income and Expense

We reported other net income, generated from interest received, of $36 for the year ended December 31, 2012, as compared to other income of $3 in the year ended December 31, 2011. The reported interest expense of $1,087 for the year ended December 31, 2012, compared to $nil for the year ended December 31, 2011. The interest expense in 2012 was due to the promissory note payable to the Directors of the Company.

Net Comprehensive Loss

As a result of the above factors, we reported for the year ended December 31, 2012 a net loss of $480,254. After application of a comprehensive loss of $3,227 due to foreign currency translation, we reported a net comprehensive loss for the year ended December 31, 2012 was $483,481. For the year ended December 31, 2011, we reported a net loss of $66,446 and $75,791 after offsetting comprehensive loss of $9,345 due to foreign currency translation.

There are material events and uncertainties which could cause our reported financial information to not be indicative of future operating results or financial condition. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our results of operations. The success of any acquisition depends on a number of factors beyond our control, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Drilling for oil and natural gas may also involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are also dependent upon the current and future market prices for crude oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. We do not operate the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our returns on capital in drilling or acquisition activities and our targeted production growth rate. As a result, our historical results should not be indicative of future operations.

Summary of Quarterly Results on a Non-GAAP basis

Set forth below is a summary of our financial results for the eight most recently completed quarters, removing non-cash items. The following non-GAAP information is presented for informational purposes only; the net income/(loss) totals below do not match the Financial Statements due to the removal of non-cash items. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information calculated in accordance with GAAP. Investors are encouraged to review the Financial Statements for information prepared in accordance with GAAP.

	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011
	$	$	$	$	$	$	$	$
Revenue	153,699	127,517	121,057	126,718	190,158	219,471	405,068	410,524
Operating Costs	(213,943)	(256,800)	(306,444)	(231,007)	(278,931)	(217,855)	(323,601)	(471,283)
Non-cash items *	68,625	64,185	120,884	67,837	81,795	103,580	129,479	247,732
Net Operating Income/(loss)	8,381	(65,098)	(64,503)	(36,452)	(6,978)	105,196	210,946	186,973

*Non-cash items are those items that are related to stock-based compensation, depreciation and depletion, impairment charges or losses on sale of investments and accretion costs.

Liquidity and Capital Resources

As of December 31, 2012, we had total current assets of $145,369 and total current liabilities in the amount of $46,990. As a result, we had working capital of $98,379 as of December 31, 2012.

The revenue we currently generate from natural gas and oil sales does not exceed our operating expenses. Our management anticipates that the current cash on hand may not be sufficient to fund our continued operations at the current level for the next twelve months. As such, we may require additional financing to fund our operations and proposed drilling activities for the year ended December 31, 2013. We will also require additional funds to expand our acquisition, exploration and production of natural oil and gas properties. We will require additional significant capital to fund the development of our existing proved undeveloped reserves and to effectively expand our operations through the acquisition and drilling of new prospects and to implement our overall business strategy. We believe that debt financing will not be an alternative for funding as we have limited tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. We intend to seek additional funding in the form of equity financing from the sale of our common stock, but cannot provide any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our operations and acquisition of new prospects. If we are unable to obtain additional financing, we will experience liquidity problems and management expects that we will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Cash Generated/(Used) in Operating Activities

Operating activities used $229,395 in cash for the year ending December 31, 2012, compared to $502,194 in cash generated from operating activities for the year ended December 31, 2011. Our negative cash flow from operating activities for the year ending December 31, 2012 was caused by a reduction in our revenue, which resulted from a decrease in reserves from the Oklahoma properties and the disposal of the uneconomic well in the Lonestar property.

Cash Used in Investing Activities

Cash flows used by investing activities for the year ended December 31, 2012 was $10,201, compared to $759,749 cash flows used by investing activities for the year ended December 31, 2011. Our negative cash flow from investing activities for the year ended December 31, 2012 was primarily caused by investments in natural gas and oil working interests. Our negative cash flow from investing activities for the year ended December 31, 2011 was primarily caused by investments in natural gas and oil working interests which were partially offset by sale proceeds of natural gas and oil working interests in the amount of $7,603.

Cash from Financing Activities

Cash flows generated from financing activities for the year ending December 31, 2012 were $20,057, compared to $nil for the year ended December 31, 2011. During 2012, the Company's directors loaned an aggregate of CDN$20,000 to the Company which incurred an interest of Bank of Montreal's Prime Lending Rate plus 5.5% per annum.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

Going Concern

As shown in the accompanying financial statements, we have incurred a net loss of $5,952,937 since inception. As a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. To achieve profitable operations, we may require additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. We believe that we will be able to obtain sufficient funding to meet our business objectives, including anticipated cash needs for working capital and are currently evaluating several financing options. However, there can be no assurances offered in this regard; further if we are unable to obtain such funding, we may need to substantially revise our business plan or cease operations. As a result of the foregoing, there exists substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies

Our accounting policies are disclosed in Note 2 of Notes to the Consolidated Financial Statements. During fiscal 2012, there were no material changes to these policies. Our more critical accounting policies are noted below:

Oil & Gas Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only our proportionate interest in such activities.

Natural Gas and Oil Properties

We account for our oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission ("SEC"). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed their related estimated future net revenues from proved reserves discounted at 10%, and the lower of cost or estimated fair value of unproved properties, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on well currently being drilled on the properties. The recorded costs of the investment in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired.

Revenue Recognition

Revenue from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customers. Title transfers for crude oil, natural gas and bulk refined products generally occur at pipeline custody points or when a tanker lifting has occurred. Revenues from the production of oil and natural gas properties in which we share an undivided interest with other producers are recognized based on the actual volumes sold by us during the period. Gas imbalances occur when our actual sales differ from its entitlement under existing working interests. We record a liability for gas imbalances when we have sold more than our working interest of gas production and the estimated remaining reserves make it doubtful that the partners can recoup their share of production from the field. At December 31, 2012 and 2011, we had no overproduced imbalances.

Recent Accounting Pronouncements

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI): (1) changes in AOCI balances by component, (2) significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements. For public entities, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company does not expect this ASU to have a material impact on the financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable

ITEM 8. Financial Statements and Supplementary Data.

The financial statements are listed in Part IV Item 15 of this Annual Report on Form 10-K and are incorporated by reference in this Item 8.

ITEM 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on their evaluation as of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, including this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the filing of our Annual Report on Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment using those criteria, management believes that, as of December 31, 2012, our internal control over financial reporting is not effective based on those criteria. This assessment was based on the size of our company and the fact that we have only one financial expert on our management team and no audit committee. Although management believes that the material weakness set forth above has not had an effect on our financial statements, there can be no assurance that this will continue to be the case going forward.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. Other Information.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 concerning directors, corporate governance and executive officers of the Company is incorporated herein by reference to the information set forth in our definitive proxy statement for the 2013 Annual Meeting of Stockholders under the headings "Election of Directors" and "Corporate Governance", respectively, which proxy statement we expect to file with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2012 (the "Proxy Statement").

The information concerning compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth in our Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance."

The information concerning our code of ethics is incorporated herein by reference to the information set forth in our Proxy Statement under the heading "Code of Ethics and Conduct."

ITEM 11. Executive Compensation.

The information required by Item 11 concerning executive compensation is incorporated herein by reference to the information set forth in our Proxy Statement under the heading "Executive Compensation."

The information required by Item 11 concerning compensation of directors is incorporated herein by reference to the information set forth in our Proxy Statement under the heading "Compensation of Directors for Year Ended December 31, 2012."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 concerning security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth in our Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 concerning certain relationships and related party transactions and director independence is incorporated herein by reference to the information set forth in our Proxy Statement under the headings "Transactions With Related Persons" and "Director Independence."

ITEM 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference to the information in our Proxy Statement under the headings "Ratification of Appointment of Independent Registered Public Accounting Firm" and "Audit Committee."

PART IV

ITEM 15. Exhibits, Financial Statement Schedules.

(a)(1)

INDEX TO FINANCIAL STATEMENTS

(a)(2) Not Applicable.

(a)(3) Exhibits.

See (b) below.

(b) Exhibits.

See the Exhibit Index following the signature page of this report, which is incorporated herein by reference.

(c) Financial Statements Excluded From Annual Report to Shareholders

Not Applicable.


EXCELSIS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Delta Oil & Gas, Inc.

We have audited the accompanying consolidated balance sheets of Delta Oil & Gas, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2012. Delta Oil & Gas, Inc. management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Oil & Gas, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) of the accompanying consolidated financial statements the Company has incurred recurring losses from operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans to continue as a going concern are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Excelsis Accounting Group

Excelsis Accounting Group
Reno, NV
April 1, 2013

1495 Ridgeview Drive, Ste. 200, Reno, Nevada 89519
Tel: 775.332.4200 · Fax: 775.332.4210
www.excelsisaccounting.com

DELTA OIL & GAS, INC.

Consolidated Balance Sheets
(Stated in U.S. Dollars)

	December 31, 2012	December 31, 2011
ASSETS		
Current		
Cash and cash equivalents	$ 35,507	$ 258,228
Restricted cash	53	10,662
Accounts receivable	108,783	192,117
Prepaid expenses	1,026	8,402
	145,369	469,409
Natural Gas And Oil Properties		
Proved property	1,103,877	1,137,012
Unproved property	517,299	595,102
	1,621,176	1,732,114
Property, Plant And Equipment (Net)	-	251
TOTAL ASSETS	$ 1,766,545	$ 2,201,774
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 14,341	$ 182,080
Project cost advanced received	12,547	18,742
Due to related party	20,102	45
	46,990	200,867
Long Term		
Asset retirement obligation	28,115	16,567
TOTAL LIABILITIES	75,105	217,434
STOCKHOLDERS' EQUITY		
Share Capital		
Preferred Shares, $0.001 par value; authorized 25,000,000; none issued		
Common Shares, $0.001 par value; authorized 100,000,000; 14,693,241 and 14,157,107 shares issued and outstanding, respectively	14,693	14,157
Additional paid-in capital	7,487,946	7,297,901
Accumulative Other Comprehensive Income	141,738	144,965
Accumulated Deficit	(5,952,937)	(5,472,683)
TOTAL STOCKHOLDERS' EQUITY	1,691,440	1,984,340
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,766,545	$ 2,201,774

The accompanying notes are an integral part of these consolidated financial statements

DELTA OIL & GAS, INC.

Consolidated Statements Of Operations and Comprehensive Income /(Loss)
(Stated in U.S. Dollars)
(Unaudited)

	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenue		
Natural gas and oil sales	$ 528,991	$ 1,225,221
	528,991	1,225,221
Costs And Expenses		
Natural gas and oil operating costs	147,837	207,791
General and administrative	691,999	643,691
Accretion	1,988	2,295
Depreciation and depletion	166,370	437,893
	1,008,194	1,291,670
Net Operating Income/(Loss)	(479,203)	(66,449)
Other Income And Expense		
Interest income	36	3
Interest expense	(1,087)	-
	(1,051)	3
Net Income/(Loss) Before Other Comprehensive Loss	$ (480,254)	$ (66,446)
Other Comprehensive Income/(Loss)		
Foreign currency translation	(3,227)	(9,345)
Comprehensive Income/(Loss) For The Years	$ (483,481)	$ (75,791)
Basic And Diluted Loss Per Common Share		
Basic	$ (0.03)	$ (0.00)
Diluted	$ (0.03)	$ (0.00)
Weighted Average Number Of Common Shares Outstanding		
Basic	14,466,686	14,141,491
Diluted	14,466,686	14,141,491

The accompanying notes are an integral part of these consolidated financial statements

DELTA OIL & GAS INC.

Consolidated Statements Of Changes In Stockholders' Equity
For the years ended December 31, 2012 and 2011
(Stated in U.S. Dollars)
(Unaudited)

	COMMON STOCK			DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	CUMULATIVE COMPREHENSIVE INCOME/(LOSS)	TOTAL
	NUMBER OF COMMON SHARES VALUE	PAR VALUE	ADDITIONAL PAID-IN CAPITAL			
Balance, December 31, 2010	13,857,107	13,857	7,173,508	(5,406,237)	154,310	1,935,438
Shares issued to President, CEO & CFO as part of their compensation package at $0.14	300,000	300	41,700	-	-	42,000
Stock-based compensation	-	-	82,693	-	-	82,693
Cumulative translation adjustment	-	-	-	-	(9,345)	(9,345)
Net loss for the year	-	-	-	(66,446)	-	(66,446)
Balance, December 31, 2011	14,157,107	$ 14,157	$ 7,297,901	$ (5,472,683)	$ 144,965	$ 1,984,340
Shares issued to President, CEO & CFO as part of their compensation package at $0.14	300,000	300	41,700	-	-	42,000
Shares issued for property	236,134	236	35,184	-	-	35,420
Stock-based compensation	-	-	113,161	-	-	113,161
Cumulative translation adjustment	-	-	-	-	(3,227)	(3,227)
Net loss for the year	-	-	-	(480,254)	-	(480,254)
Balance, December 31, 2012	**14,693,241**	**$ 14,693**	**$ 7,487,946**	**$ (5,952,937)**	**$ 141,738**	**$ 1,691,440**

The accompanying notes are an integral part of these consolidated financial statements

DELTA OIL & GAS, INC.

Consolidated Statements Of Cash Flows
(Stated in U.S. Dollars)
(Unaudited)

	Year Ended December 31, 2012	2011
Cash Flows From Operating Activities:		
Net income/(loss) for the periods	$ **(480,254)**	$ (66,446)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion	**1,988**	2,295
Depreciation and depletion	**166,370**	437,893
Stock-based compensation expense	**113,161**	82,693
Shares issued for services	**42,000**	42,000
Changes in operating assets and liabilities:		
Accounts receivable	**83,334**	85,472
Accounts payable and accrued liabilities	**(167,739)**	(70,101)
Restricted cash	**10,609**	(2,292)
Project cost advance received	**(6,195)**	13,318
Due to related party	**-**	(22,804)
Prepaid expenses	**7,376**	166
Net Cash (Used)/Generated In Operating Activities	**(229,350)**	502,194
Cash Flows From Investing Activities:		
Sale proceeds of natural gas and oil working interests	**305,793**	7,603
Investment in natural gas and oil working interests	**(315,994)**	(767,352)
Net Cash (Used)/Generated In Investing Activities	**(10,201)**	(759,749)
Cash Flows From Financing Activities:		
Promissory note payable	**20,057**	-
Net Cash Generated in Financing Activities	**20,057**	-
Net Decrease In Cash And Cash Equivalents	**(219,494)**	(257,555)
Effect of Foreign Currency Adjustments on Cash	**(3,227)**	(9,345)
Cash And Cash Equivalents at Beginning of the Years	**258,228**	525,128
Cash And Cash Equivalents at End of the Years	$ **35,507**	$ 258,228
Supplemental Disclosures of Non-Cash, Investing and Financing Activities		
300,000 shares issued to the President, CFO and CEO as part of their compensation package	$ **42,000**	$ 42,000
Investment in natural gas and oil working interests included in accounts payable	$ -	$ 151,778.00
Sales proceeds of natural gas and oil working interests included in accounts receivable	$ -	$ 25,000.00

The accompanying notes are an integral part of these consolidated financial statements

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

1. OPERATIONS

a) Organization

Delta Oil & Gas, Inc. ("the Company") was incorporated as a Colorado corporation on January 9, 2001.

The Company is an independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States and Canada. The Company's entry into the natural gas and oil business began on February 8, 2001.

Natural gas and oil exploration and production is a speculative business, and involves a high degree of risk. Among the factors that have a direct bearing on the Company's prospects are uncertainties inherent in estimating natural gas and oil reserves, future hydrocarbon production, and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future. By definition, proved reserves are based on current oil and gas prices and estimated probable reserves. Price declines reduce the estimated quantity of proved and probable reserves and increase annual depletion expense (which is based on proved and probable reserves).

b) Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred a net loss of $5,952,937 since inception. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of its properties and, if successful, to commence the sale of its projects under development. As a result of the foregoing, there exists substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States and include the financial statements of the Company and its wholly-owned subsidiary, Delta Oil & Gas (Canada) Inc. All significant inter-company balances and transactions have been eliminated.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows there from.

c) Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission ("SEC"). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed their related estimated future net revenues from proved reserves discounted at 10%, and the lower of cost or estimated fair value of unproved properties, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis.

d) Asset Retirement Obligations

The Company has adopted "Accounting for Asset Retirement Obligations" of the FASB Accounting Standards Codification, which requires that asset retirement obligations ("ARO") associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted cash flows are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow discounted at the Company's credit-adjusted risk-free interest rate.

e) Oil and Gas Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Revenue Recognition

Revenue from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customers. Title transfers for crude oil, natural gas and bulk refined products generally occur at pipeline custody points or when a tanker lifting has occurred. Revenues from the production of oil and natural gas properties in which the Company shares an undivided interest with other producers are recognized based on the actual volumes sold by the Company during the period. Gas imbalances occur when the Company's actual sales differ from its entitlement under existing working interests. The Company records a liability for gas imbalances when it has sold more than its working interest of gas production and the estimated remaining reserves make it doubtful that the partners can recoup their share of production from the field. As at December 31, 2012 and 2011, the Company had no overproduced imbalances.

g) Cash and Cash Equivalent

Cash consists of cash on deposit with high quality major financial institutions, and to date, the Company has not experienced losses on any of its balances. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheet and statements of cash flows, the Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

h) Restricted Cash

Restricted cash consists of funds deposited in a trust account for the Texas Prospect, which can only be used for drilling and completion costs associated with the first and second well that is being drilled at this location.

i) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains cash at two financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes credit risk associated with cash and cash equivalents to be minimal.

The Company has recorded trade accounts receivable from the business operations. Management periodically evaluates the collectability of the trade receivables and believes that the Company's receivables are fully collectable and that the risk of loss is minimal.

j) Environmental Protection and Reclamation Costs

The operations of the Company have been, and may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Foreign Currency Translation

United States funds are considered the Company's functional currency. Transaction amounts denominated in foreign currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in other comprehensive income/(loss).

l) Other Equipment

Computer equipment is stated at cost. Provision for depreciation on computer equipment is calculated using the straight-line method over the estimated useful life of three years.

m) Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the costs of long-lived assets, other than oil and gas properties, may be impaired, and evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment of oil and gas properties is evaluated subject to the full cost ceiling as described under Natural Oil and Gas Properties.

n) Income/Loss Per Share

As required by the "Earnings Per Share" Topic of the FASB Accounting Standards Codification, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

As the company is reporting net loss in both years, the conversion of options for the calculation of diluted earnings per share would be considered anti-dilutive. The table below presents the computation of basic and diluted earnings per share for the years ended December 31, 2012 and 2011:

	December 31, 2012	)ecember 31, 2011
Basic and Diluted earnings per share computation:		
Income (Loss) from continuing operations and net income (loss)	$ (480,254)	$ (66,446)
Weighted Average Basic shares outstanding	14,466,686	14,141,491
Basic and Diluted earnings (loss) per share	$ (0.03)	$ (0.00)

o) Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carry forwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

p) Financial Instruments

The FASB Accounting Standards Codification Financial Instruments requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist of cash and cash equivalent, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and project cost advance received.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments is approximate to their carrying values.

q) Comprehensive Loss

Reporting Comprehensive Income Topic of the FASB Accounting Standards Codification establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. The Company is disclosing this information on its Consolidated Statement of Operations and Comprehensive Income.

r) Stock-Based Compensation

The Company records stock-based compensation in accordance with Share-Based Payments of the FASB Accounting Standards Codification, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

Shared Based Payments requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. This model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

2. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

r) Stock-Based Compensation (continued)

All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI): (1) changes in AOCI balances by component, (2) significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements. For public entities, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company does not expect this ASU to have a material impact on the financial statements.

4. **NATURAL GAS AND OIL PROPERTIES**

a) **Proved Properties**

Properties	December 31, 2011	Additions	Disposals	Transfer from unproved properties	Depletion for the year	December 31, 2012
USA properties	**$ 1,137,012**	**$ 138,777**	**$ (5,793)**	**$ -**	**$ (166,119)**	**$ 1,103,877**

a) **Proved Properties – Descriptions**

Properties in U.S.A.

i. **Oklahoma, USA**

2006-3 Drilling Program

In April 2007, the Company entered into the 2006-3 Drilling Program which will provide 12.5% Before Casing Point ("BCP") working interest and After Casing Point ("ACP") working interest of 10%.

The working interest of Plaster #1-1 was sold in April 2011, the net proceeds was $7,603.

2007-1 Drilling Program

In September 2007, the Company entered into the 2007-1 Drilling Program which will provide 25% Before Casing Point ("BCP") working interest and 20% After Casing Point ("ACP") working interest. At December 31, 2012, the total cost of the 2007-1 Drilling Program was $669,054. The interests are located in Garvin County, Oklahoma.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

4. NATURAL GAS AND OIL PROPERTIES (continued)

a) Proved Properties – Descriptions (continued)

2009-1 Drilling Program

On July 27, 2009, the Company entered into the 2009-1 Drilling Program for five wells which will provide 5.7% Before Casing Point ("BCP") working interest and 5.00% After Casing Point ("ACP") working interest. At December 31, 2012, the total cost of the 2009-1 Drilling Program was $97,842. The interests are located in Garvin County, Oklahoma.

2009-3 Drilling Program - 4 Wells

On August 7, 2009, the Company entered into the 2009-3 Drilling Program for four wells which will provide a 6.25% working interest before casing point and 5.0% working interest after casing point. At December 31, 2012, the total cost of the 2009-3 Drilling Program was $290,700. The interests are located in Garvin County, Oklahoma.

Joe Murray Farm #1-18

Joe Murray Farm #1-18 started producing in August 2010. At December 31, 2012, the total cost of Joe Murray Farm #1-18 was $52,526. The interests are located in Garvin County, Oklahoma.

ii. Texas Prospect, Texas, USA

On July 15, 2009, the Company successfully obtained the leases on certain lands in Texas, USA. These leases will provide the Company with the ability to drill up to 3 exploration wells. In December 2009, the Company desired to convey a sixty (60%) percent interest in the leases to Hillcrest Resources Ltd and received $111,424 in December 2009.

In August 2010, the first exploration well, Donner #1, started producing. At December 31, 2012, the total cost of Donner #1 was $325,887. During August 2011, the second exploration well, Donner#2, commenced production. At December 31, 2012, the total cost of Donner #2 was $499,684.

iii. California #1-1 - Lonestar Prospect, California, USA

On September 1, 2010, the Company entered into an agreement for the joint exploration and development of the Lonestar Prospect located in California, USA. The Company has a 25% working interest in the initial Prospect Test Well, California 1-1.

In November 2010, California 1-1 started producing. The working interest of California 1-1 was sold on December 1, 2011, the net proceeds was $25,000.

b) Unproved Properties

Properties	December 31, 2011	Addition	Disposals	Transfer to proved properties	December 31, 2012
USA properties	$ 595,102	$ 222,197	$ (300,000)	$ -	$ **517,299**

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

4. NATURAL GAS AND OIL PROPERTIES (continued)

c) Costs not being amortized

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2012, by the year in which such costs were incurred. There are no individually significant properties or significant development projects included in costs not being amortized. The majority of the evaluation activities are expected to be completed within five to ten years.

		Total	2012	2011	2010	2009 and Prior
Property acquisition costs and transfer to proved property pool	$	-	-	-	(37,775)	37,775
Exploration and development	$	517,299	(77,803)	406,335	(258,345)	447,112
Capitalized interest	$	-	-			-
Total	$	517,299	(77,803)	406,335	(296,120)	484,887

Properties in U.S.A.

i. King City, California, USA

On May 25, 2009, the Company entered into a Farm-out agreement with Sunset Exploration ("Sunset") to participate in a drilling and exploration of lands located in California, USA. The Company paid $100,000 to Sunset towards the permitting and processing of lands and the costs of a gravity survey and a 2D seismic program. The Company shall pay 66.67% pro rata share of 100% of all costs associated in the initial test well. If the test well is capable of producing hydrocarbons, then the Company shall pay its working interest pro rata share of all completion costs. The Company's working interest is 40% of 100% in the Area of Mutual Interest.

On September 2012, the Company received $300,000 in exchange for a 25% working interest in the SBV 2-32 well, which will revert to a 20% working interest after the Sunset penalty payout of 400% as a result of Sunset's election not to pay its requisite portion of the completion costs related to the well. The purchaser also received a 20% working interest in all additional wells drilled in the area of mutual interest and is subsequently responsible for 25% of the completion costs.

ii. Texas Prospect, Texas, USA

On July 15, 2009, the Company successfully obtained the leases on certain lands in Texas, USA. These leases will provide the Company with the ability to drill up to 3 exploration wells. In December 2009, the Company desired to convey a sixty (60%) percent interest in the leases to Hillcrest Resources Ltd and received $111,424 in December 2009.

The first exploration well, Donner #1, started producing in August 2010, Donner #2 started producing in August 2011, these two wells were moved to the proven cost pool for depletion.

iii. Premont Northwest Field, USA

On August 20, 2012, the Company acquired its 10% working interest in the Garcia #3 and the continuing development rights in the field with an agreement with Progas Energy Services LLC, a Texas Oil & Gas Company ("Progas") to jointly develop, the field located in Jim Wells County, Texas, known as the Premont Northwest Field. The Company acquired these interests through the issuance to Progas of 236,134 common

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

4. NATURAL GAS AND OIL PROPERTIES (continued)

iii. Premont Northwest Field, USA (continued)

shares valued at $35,420 and its pro-rata share of drilling costs, which amount to $49,460. The Company has also paid its pro-rata share of $42,000 for two re-completions.

5. NATURAL GAS AND OIL EXPLORATION RISK

a) Exploration Risk

The Company's future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding, acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond its control. Other factors that have a direct bearing on the Company's prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

b) Distribution Risk

The Company is dependent on the operator to market any oil production from its wells and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect. It relies on the operator's ability and expertise in the industry to successfully market the same. Prices at which the operator sells gas/oil both in intrastate and interstate commerce will be subject to the availability of pipe lines, demand and other factors beyond the control of the operator. The Company and the operator believe any oil produced can be readily sold to a number of buyers.

c) Credit Risk

A substantial portion of the Company's accounts receivable is with joint venture partners in the oil and gas industry and is subject to normal industry credit risks.

d) Foreign Operations Risk

The Company is exposed to foreign currency fluctuations, political risks, price controls and varying forms of fiscal regimes or changes thereto which may impair its ability to conduct profitable operations as it operates internationally and holds foreign denominated cash and other assets.

6. CURRENT LIABILITIES

The Company received $12,547 as of December 31, 2012 (December 31, 2011 - $18,742) from Hillcrest Resources Ltd., as its share in the Texas project. The Company will expend these funds for drilling the first and second exploration wells.

7. INCOME TAXES PAYABLE

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, tax credit carry-forwards, and for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

7. INCOME TAXES PAYABLE (continued)

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax expense for the years ended December 31, 2012 and 2011 consists of the following:

	December 31 2011	December 31 2011
Current tax expense (benefit)	$ -	$ -
Deferred tax expense (benefit)	-	-
United States Total	$ -	$ -
Canada	2,997,267	2,640,419
	$ 2,997,267	$ 2,640,419

The effective income tax rate for years ended December 31, 2012 and December 31, 2011 differs from the U.S. Federal statutory income tax rate due to the following:

	December 31 2011	December 31 2011
US		
Federal statutory income tax rate	35.00%	35.00%
State income taxes (average), net of federal benefit	-	--
Permanent Differences	(2.78%)	0.02%
Foreign Rate Difference	(21.62%)	(15.67%)
Valuation allowance	(10.60%)	(19.35%)
Net income tax provision (benefit)	-	-
Canada		
Federal statutory income tax rate	15.00%	15.00%
Provincial income taxes	12.00%	12.00%
Valuation allowance	(27.00%)	(27.00%)
Net income tax provision (benefit)	-	-

The current income and loss components of the deferred tax assets/ (liabilities) as of December 31, 2012 and 2011 are as follows:

	December 31 2012	December 31 2011
US operating loss/(profit)	$ (377,279)	$ 318,774
Canadian operating loss	(356,848)	(385,220)
	$ (734,127)	$ (66,446)

The Company has estimated $4,979,996 (2011: $4,323,746) of net operating loss carry forwards and will begin to expire on between 2017 and 2032.

The cumulative components of the deferred tax assets and liabilities as of December 31, 2012 and as of December 31, 2011 are as follows:

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

7. INCOME TAXES PAYABLE (continued)

US	December 31 2012	December 31 2011
US Operating loss carry forward	$ 700,756	$ 589,200
US Capital Loss carry forward	407,869	-
Non-Qualified Stock Options	88,466	34,159
Canadian Operating loss carry forward	809,262	712,913
Resources pools Canada – available for expense	646,987	634,936
Resource Assets capitalized	401,856	394,364
Total	$ 3,055,195	$ 2,365,572
Valuation Allowance	$ (2,993,974)	$ (2,326,979)
Deferred Tax Assets (Net of Allowance)	$ 61,221	$ 38,593
Net deferred tax liabilities Accumulated Depletion	(61,221)	(38,593)
Total	$ (61,221)	$ (38,593)
Net Deferred asset/liabilities	$ -	$ -

8. ASSET RETIREMENT OBLIGATIONS

The Company follows the Accounting for Asset Retirement Obligations Topic of the FASB Accounting standards Codification. This addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It also requires recognition of the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. As of December 31, 2012 and December 31, 2011, the Company recognized the future cost to plug and abandon the gas wells over the estimated useful lives of the wells in accordance with Asset retirement Obligations of the FASB Accounting Standards Codification. The liability for the fair value of an asset retirement obligation with a corresponding increase in the carrying value of the related long-lived asset is recorded at the time a well is completed and ready for production. The Company amortizes the amount added to the oil and gas properties and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective well. The estimated liability is based on historical experience in plugging and abandoning wells, estimated useful lives based on engineering studies, external estimates as to the cost to plug and abandon wells in the future and federal and state regulatory requirements. The liability is a discounted liability using a credit-adjusted risk-free rate of 12%.

Revisions to the liability could occur due to changes in plugging and abandonment costs, well useful lives or if federal or state regulators enact new guidance on the plugging and abandonment of wells.

The Company amortizes the amount added to oil and gas properties and recognizes accretion expense in connection with the discounted liability over the remaining useful lives of the respective well

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

8. ASSET RETIREMENT OBLIGATIONS (continued)

The information below reflects the change in the asset retirement obligations during the years ended December 31, 2012 and December 31, 2011:

	December 31 2012	December 31 2011
Balance, beginning of the year	$ 16,567	$ 19,121
Liabilities assumed	-	-
Revisions	9,560	(4,849)
Accretion expense	1,988	2,295
Balance, end of the year	$ 28,115	$ 16,567

9. SHARE CAPITAL

i. Common Stock

On January 19, 2011, the Company granted 300,000 common shares to the Officers of the Company as part of their compensation package. The price per share as of January 19, 2011 was $0.14.

On February 22, 2012, the Company granted 300,000 common shares to the Officers of the Company as part of their compensation package for 2012. The price per share was $0.14.

On August 20, 2012, the Company issued 236,134 common shares valued at $35,420 to Progas Energy Services, Inc. as payment of the drilling costs of the first well located in Jim Wells County, Texas. The price per share was $0.15.

Preferred Stock

The Company did not issue any preferred stock during the year ended December 31, 2012 (December 31, 2011 - Nil).

ii. Stock Options

On June 1, 2012, the Company granted 400,000 stock options with an exercise price of $0.08 per share to a Company engaged in investor relations. Of that amount 200,000 stock options vested immediately and the remaining 200,000 stock options vested September 1, 2012.

Compensation expense related to incentive stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense was $113,161 for the year ended December 31, 2012 and $82,693 for the year ended December 31, 2011. The changes in stock options are as follows:

	Number	Weighted average exercise price
Balance outstanding, December 31, 2011	1,500,000	$ 0.128
Granted	600,000	0.130
Granted	400,000	0.080
Expired	(100,000)	0.150
Expired	(800,000)	0.120
Balance outstanding, December 31, 2012	1,600,0000	$ 0.119

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

9. SHARE CAPITAL (continued)

The weighted average assumptions used in calculating the fair value of stock options granted and vested using the Black-Scholes option pricing model are as follows:

	December 31, 2012	December 31, 2011
Risk-fee interest rate	1.15%	1.95%
Expected life of the option	5 year	5 year
Expected volatility	228%	214%
Expected dividend yield	-	-

The following table summarized information about the stock options outstanding as at December 31, 2012:

Options outstanding			Options exercisable
Exercise price	Number of shares	Remainig contractual life (years)	Number of shares
$0.135	600,000	3.05	600,000
$0.130	600,000	4.22	600,000
$0.080	400,000	0.41	400,000

10. RELATED PARTIES

During the year ended December 31, 2012, the Company paid $270,189 (December 31, 2011 - $319,140) for consulting fees and $46,143 (December 31, 2011 - $44,633) for accounting services to Companies controlled by directors and officers of the Company. There was $nil (December 31, 2011 - $45) payable to directors and officers of the Company for the consulting fees and the reimbursement of expenses incurred on behalf of the Company. Amounts paid to related parties are based on exchange amounts agreed upon by those related parties.

On January 19, 2011, the Company issued 300,000 shares of common stock in consideration for services rendered to Officers of the Company. The price per share as of January 19, 2011 was $0.14. The total cost of $42,000 was recorded in compensation expense for shares granted and was included in general and administration expense.

On January 19, 2011, the Company granted 600,000 stock options in consideration for services rendered to the directors and officers of the Company at a purchase price of $0.135 for 5 years. The price of the share on January 19, 2011 was $0.14. The total cost of $82,693 was recorded in compensation expense for options granted and was included in general and administration expense.

On March 21, 2012, the Company granted 600,000 stock options in consideration for services rendered to the directors and officers of the Company at a purchase price of $0.13 for 5 years. The price of the share on March 21, 2012 was $0.14. The total cost of $83,149 was recorded in compensation expense for options granted and was included in general and administration expense.

On February 22, 2012, the Company granted 300,000 shares of common stock in consideration for services rendered to Officers of the Company. The price per share as of the grant date was $0.14. The total cost of $42,000 was recorded in compensation expense for shares granted and was included in general and administration expense.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

10. RELATED PARTIES (continued)

On July 23, 2012, the Company received a promissory note for CAD$20,000 from the officers of the Company.

	December 31 2012	December 31 2011
Unsecured loan CAD$20,000, unconditionally promises to pay with accrued interest equal to the Bank of Montreal's Prime Lending Rate plus 5.5% per annum.	$ 20,102	$ -

The promissory notes are payable on demand. As of December 31, 2012, the accrued interest was $805.

11. COMMITMENT AND CONTRACTURAL OBLIGATIONS

The Company contracted with its executive officers to pay each of the executive officers CAD$90,000 per year and issue 100,000 common shares of the Company on the anniversary of the executive agreement. The agreement automatically renews after one year for a further 12 months.

12. CONTINGENCIES

In September 2010, two lawsuits were filed in the District Court of Garvin County in the State of Oklahoma by Harold Hamm ("Hamm") against certain defendants ("Defendants") and consolidated together alleging, among other things, that Hamm owns an interest in two oil and gas leases in Garvin County and is entitled to a 50% participatory interest. We were not named as a party in these legal proceedings, but Hamm's allegations include that he is entitled to a 50% participatory interest in the Joe Murray Farms well drilled as part of the 2009-3 Drilling Program, which we purchased a 6.25% working interest before casing point and 5.0% working interest after casing point. The Defendants and the Company believe that there is no merit to Hamm's allegations. In connection with these proceedings, the Defendants were ordered in January 2011 to escrow fifty percent (50%) of the revenues generated within the subject area pending the outcome of these proceedings. For this reason, fifty percent (50%) of the revenues we are entitled to that have been generated by production from the Joe Murray Farms well is being escrowed and there is no assurance that we will be able to recover these proceeds. As of December 31, 2012, we recognized $151,629 in revenue from the Joe Murray Farms well and $151,629 has not been recognized as revenue and is being escrowed pending the outcome of these proceedings.

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

13. SEGMENTED INFORMATION

In accordance with Accounting Standards Codification, Segment Reporting, the Company has identified only one operating segment, which is the exploration and production of oil and natural gas. All of the Company's oil and gas properties are located in the United States and Canada (refer to note 4), and all revenues are attributable to United States and Canada as follows:

	December 31 2012	December 31 2011
Revenue		
United States	$ 528,991	$ 1,225,221
Canada	-	-
Total Revenue	$ 528,991	$ 1,225,221
Assets		
United States	$ 1,710,535	$ 1,888,400
Canada	56,010	313,374
Total Assets	$ 1,766,545	$ 2,201,774
Liabilities		
United States	$ 53,957	$ 217,205
Canada	21,148	229
Total Liabilities	$ 75,105	$ 217,434

14. UNAUDITED OIL AND GAS RESERVE QUANTITIES

Costs Incurred

The following table sets forth certain information with respect to costs incurred in connection with our oil and gas producing activities during the year ended December 31, 2012, 2011, and 2010:

2010	USA	Canada
Property acquisition costs		
Proved	17,900	-
Unproved	(17,900)	-
Development costs		
Exploratory costs	1,741,655	(180,681)
Oil and gas expenditures	1,741,655	(180,681)

2011	USA	Canada
Property acquisition costs		
Proved	-	-
Unproved	-	-
Development costs		
Exploratory costs	919,131	-
Oil and gas expenditures	919,131	-

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

14. UNAUDITED OIL AND GAS RESERVE QUANTITIES (continued)

2012	**USA**	**Canada**
Property acquisition costs		
Proved	-	-
Unproved	-	-
Development costs	-	-
Exploratory costs	360,974	-
Oil and gas expenditures	360,974	-

The following unaudited reserve estimates presented as of December 31, 2012 and 2011 were prepared by independent petroleum engineers. There are many uncertainties inherent in estimating proved reserve quantities and in projecting future production rates and the timing of development expenditures. In addition, reserve estimates of new discoveries that have little production history are more imprecise than those of properties with more production history. Accordingly, these estimates are expected to change as future information becomes available.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., process and costs as of the date the estimate is made. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

Unaudited net quantities of proved developed reserves of crude oil and natural gas (all located within United States) are as follows:

Changes in proved reserves	**Crude Oil** (Bbls)	**Natural Gas** (MCF)
Estimated quantity, December 31, 2010	219,090	173,930
Revisions of previous estimate	(217,773)	(62,821)
Discoveries	55,861	180,480
Reserves sold to third party	-	(25,981)
Production	(8,228)	(108,978)
Estimated quantity, December 31, 2011	48,950	156,630
Revisions of previous estimate	29,376	24,209
Discoveries	-	-
Reserves sold to third party	-	-
Production	(4,424)	(25,399)
Estimated quantity, December 31, 2012	73,902	155,440

Proved Reserves at year end	**Developed**	**Undeveloped**	**Total**
Crude Oil (Bbls)			
December 31, 2012	24,536	49,366	73,902
December 31, 2011	31,890	17,060	48,950
Gas (MCF)			
December 31, 2012	151,820	3,620	155,440
December 31, 2011	132,050	24,580	156,630

UNAUDITED STANDARIZED MEASURE

The following information has been developed utilizing procedures prescribed by ASC 932-235 Extractive Activities - Oil and Gas Notes to the Financial Statements and based on crude oil and natural gas reserves and production volumes estimated by the Company. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the

Delta Oil & Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Stated in U.S. Dollars)

14. UNAUDITED OIL AND GAS RESERVE QUANTITIES (continued)

following table should not be considered as representative or realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

Future cash inflows were computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves. The future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expenses were computed by applying statutory income tax rates to the difference between pre-tax net cash flows relating to our proved oil and gas reserves and the tax basis of proved oil and gas properties and available net operating loss carry forwards. Discounting the future net cash inflows at 10% is a method to measure the impact of the time value of money. Certain balances from 2011 have been updated based on revised calculations.

	December 31 2012	December 31 2011
Future Cash inflows	$ 7,872,934	$ 5,143,486
Future production costs	(1,529,471)	(1,600,862)
Future development costs	(858,700)	(283,677)
Future income tax expense	-	-
Future cash flows	5,484,763	3,258,947
10% annual discount for estimated timing of cash flows	(1,651,029)	(868,923)
Standardized measure of discounted future net cash	$ 3,833,734	$ 2,390,024

The following presents the principal sources of the changes in the standardized measure of discounted future net cash flows.

Standardized measure of discounted cash flows:	December 31 2012	December 31 2011
Beginning of year	$ 2,390,024	$ 4,761,827
Sales and transfers of oil and gas produced, net production costs	2,729,448	(3,345,814)
Net changes in prices and production costs and other	71,391	201,749
Net changes due to discoveries	-	-
Changes in future development costs	(575,023)	132,073
Revisions of previous estimates	-	-
Other	-	-
Net change in income taxes	-	-
Accretion discount	(782,106)	640189
Total change in standardized measure during the year	1,443,710	(2,371,803)
End of year	$ 3,833,734	$ 2,390,024

GLOSSARY OF SELECTED OIL AND GAS TERMS

The following is a description of the meanings of some of the oil and gas industry terms used in this report.

3-D seismic. An advanced technology method of detecting accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

After payout – With respect to an oil or natural gas interest in a property, refers to the time period after which the costs to drill and equip a well have been recovered.

BOE. Means a barrel of oil equivalent and is a standard convention used to express oil and gas volumes on a comparable oil equivalent basis. Gas equivalents are determined under the relative energy content method by using the ratio of 6.0 Mcf of gas to 1.0 Bbl of oil or natural gas liquid.

Bbl. One barrel, or 42 U.S. gallons of liquid volume.

Before payout – With respect to an oil and natural gas interest in a property, refers to the time period before which the costs to drill and equip a well have been recovered.

Completion. The installation of permanent equipment for the production of oil or gas.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

Gross acres or wells. Refers to the total acres or wells in which the Company has a working interest.

Horizontal drilling. A drilling technique that permits the operator to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and may, depending on the horizon, result in increased production rates and greater ultimate recoveries of hydrocarbons.

MBbls. One thousand barrels.

MBOE. One thousand BOEs.

Mcf. One thousand cubic feet.

MMcf. One million cubic feet.

NGLs. Natural gas liquids.

Net acres or wells. Refers to gross the sum of fractional ownership working interest in gross acres or wells.

Oil. Crude oil or condensate.

Operator. The individual or company responsible for the exploration, development and production of an oil or gas well or lease.

Present value of proved reserves ("PV-10"). The present value of estimated future revenues, discounted at 10% annually, to be generated from the production of proved reserves determined in accordance with Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to (i) estimated future abandonment costs, net of the estimated salvage value of related equipment, (ii) non-property related expenses such as general and administrative expenses, debt service and future income tax expense, or (iii) depreciation, depletion and amortization.

Productive wells. Producing wells and wells mechanically capable of production.

Proved Developed Reserves. Proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. (i) The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. (ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. (iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. (iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including government entities.

Proved undeveloped reserves (PUD). Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic productibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. (i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. (iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proves reserves.

Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

SEC. The United States Securities and Exchange Commission.

Standardized measure of discounted future net cash flows. Present value of proved reserves, as adjusted to give effect to (i) estimated future abandonment costs, net of the estimated salvage value of related equipment, and (ii) estimated future income taxes.

Undeveloped acreage. Leased acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas, regardless of whether such acreage contains proved reserves.

Working interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest is entitled will be smaller than the share of costs that the working interest owner is required to bear to the extent of any royalty burden.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, this 1st day of April 2013.

DELTA OIL & GAS, INC.,
a Colorado corporation

By: ***/s/ Christopher Paton-Gay***
Christopher Paton-Gay
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature and Title	Date
/s/ Christopher Paton-Gay Christopher Paton-Gay, Chief Executive Officer and Director (Principal Executive Officer)	April 1, 2013
/s/ Douglas N. Bolen Douglas N. Bolen, President and Director	April 1, 2013
/s/ Kulwant Sandher Kulwant Sandher, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	April 1, 2013

DELTA OIL & GAS, INC.
EXHIBIT INDEX
TO
2012 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Description	Incorporated by Reference to:	Filed Herewith
3.1	Amended and Restated Articles of Incorporation of Delta Oil & Gas, Inc.	Exhibit 3 of the Company's Form SB-2 filed on February 13, 2002	
3.2	Articles of Amendment to the Restated Articles of Incorporation of Delta Oil & Gas, Inc.	Exhibit 3.1 of the Company's Form 8-K dated October 21, 2009.	
3.3	By-laws of Delta Oil & Gas, Inc., as amended	Exhibit 3.4 of the Company's Form 10-K for the year ended December 31, 2009	
10.1	Letter Agreement by and between Delta Oil & Gas, Inc. and Ranken Energy Corporation dated September 10, 2007	Exhibit 10.1 of the Company's Form 10QSB dated November 7, 2007	
10.2	Farmout Agreement by and between Sunset Exploration, Inc. and Delta Oil & Gas, Inc., effective May 25, 2009	Exhibit 10.1 of the Company's Quarterly Report of Form 10-Q dated June 30, 2009	
10.3	Letter Agreement by and between Ranken Energy Corporation and Delta Oil & Gas, Inc. relating to 2009-1 Drilling Program	Exhibit 10.2 of the Company's Quarterly Report of Form 10-Q dated June 30, 2009	
10.4	Assignment of Oil, Gas, & Liquid Hydrocarbon Leases dated July 15, 2009, relating to the Texas Prospect	Exhibit 10.1 of the Company's Quarterly Report of Form 10-Q dated September 30, 2009	
10.5	Letter Agreement by and between Delta Oil & Gas, Inc. and Ranken Energy Corporation dated August 7, 2009	Exhibit 10.2 of the Company's Quarterly Report of Form 10-Q dated September 30, 2009	
10.6*	Amended and Restated Consulting Agreement, dated as of March 8, 2010, by and between Delta Oil & Gas, Inc. and Warwick Management Services	Exhibit 10.1 of the Company's Form 8-K filed March 9, 2010	
10.7*	Amended and Restated Consulting Agreement, dated as of March 8, 2010, by and between Delta Oil & Gas, Inc. and Last Mountain Management Ltd.	Exhibit 10.2 of the Company's Form 8-K filed March 9, 2010	
10.8*	Amended and Restated Consulting Agreement, dated as of March 8, 2010, by and between Delta Oil & Gas, Inc. and CPG Consulting Ltd.	Exhibit 10.3 of the Company's Form 8-K filed March 9, 2010	
10.9*	Delta Oil & Gas, Inc. 2010 Incentive Compensation Plan	Exhibit 10.1 of the Company's Form 8-K filed March 12, 2010	
10.10*	Delta Oil & Gas, Inc. 2013 Incentive Compensation Plan	Exhibit 10.1 of the Company's Form 8-K filed March 6, 2013	
10.11	Exploration Agreement by and between Barry Lasker and Delta Oil & Gas, Inc., dated March 27, 2009	Exhibit 10.12 of the Company's Form 10-K for the year ended December 31, 2009	
10.12	Assignment and Assumption Agreement, dated as of December 8, 2009, between Delta Oil & Gas, Inc. and Hillcrest Resources, Ltd.	Exhibit 10.13 of the Company's Form 10-K for the year ended December 31, 2009	

Exhibit Number	Description	Incorporated by Reference to:	Filed Herewith
10.13	Purchase and Sale Agreement, dated as of July 1, 2010, between Delta Oil & Gas, Inc. and Petrex Energy Ltd.	Exhibit 10.1 of the Company's Form 8-K dated August 9, 2010.	
10.14	Lonestar Prospect Exploration Agreement, dated September 1, 2010	Exhibit 10.9 of the Company's Quarterly Report of Form 10-Q dated September 30, 2010	
10.15	Farm-out Agreement, dated as of September 7, 2012, between Delta Oil & Gas, Inc. and MPG King City Project, L.P.	Exhibit 10.1 of the Company's Quarterly Report of Form 10-Q dated September 30, 2012	
14.1	Code of Ethics and Conduct	Exhibit 10.1 of the Company's Form 10-KSB filed on April 19, 2004	
21.1	Subsidiaries of Delta Oil & Gas, Inc.		X
23.1	Consent of Harper & Associates, Inc.		X
23.2	Consent of Ryder Scott Company, L.P.		X
23.3	Consent of Independent Registered Public Accounting Firm		X
31.1	Certificate of Christopher Paton-Gay, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
31.2	Certificate of Kulwant Sandher, Chief Finance Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
32.1	Certificate of Christopher Paton-Gay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certificate of Kulwant Sandher, Chief Finance Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
99.1	Report of Harper & Associates, Inc., independent consulting engineers		X
99.2	Report of Ryder Scott Company, L.P., independent consulting engineers		X
101.INS **	XBRL Instance Document		
101.SCH **	XBRL Taxonomy Extension Schema Document		
101.CAL **	XBRL Taxonomy Extension Calculation Linkbase Document		
101.DEF **	XBRL Taxonomy Extension Definition Linkbase Document		
101.LAB **	XBRL Extension Labels Linkbase Document		
101.PRE **	XBRL Taxonomy Extension Presentation Linkbase Document		

* Denotes management plan or compensatory plan or arrangement.

** IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T, THE DATE BY WHICH THE INTERACTIVE DATA FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS.